
PROCESSING
OCT 06 2005
WASH, D.C.
SECTION


05068159

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

P.G.
10-3-05

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-116232.

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Biotechnology Limited Annual Report for Fiscal Year ended June 30, 2005.

ITEM 1



ANNUAL REPORT 2005

ABN 37 080 699 065









PRANA BIOTECHNOLOGY *Limited*









Our mission: Medical science has made a significant number of breakthroughs over the past century. The average life span in western cultures has substantially increased. Heart disease and cancer have been amongst the most successful areas of drug discovery over the last 20 years. The diseases associated with aging have, however, yet to be fully understood or effectively treated. Diseases of aging are in fact diseases capable of being prevented or cured. They are no longer regarded as an inevitable part of aging.

Prana's mission is: To develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain as the aging process progresses.

Contents

PRANA BIOTECHNOLOGY Limited



PBT2 – The First Exclusively Prana-Developed Compound Now in Clinical Trials

In early August 2003, Prana announced its new lead MPAC, code named PBT2. This molecule was selected for development from a suite of over 300 MPACs developed and owned by Prana. PBT2, while somewhat similar in structure to PBT1, was designed to have superior chemical-physical properties. PBT2 has demonstrated a significant improvement over PBT1 and has performed better in *in vitro* and *in vivo* testing than PBT1. More importantly, PBT2 has not demonstrated any of the toxicity concerns that lead to the cessation of the PLACQUE trial. Lastly, PBT2 has a superior patent position, as it is a proprietary compound developed by Prana's own chemistry team.

Our fundraising effort last year provided Prana with the necessary capital to prepare PBT2 for clinical development We commenced Phase I trials of PBT2 in March of this year in Utrecht, the Netherlands, and recently concluded the first series of safety trials. The next round of dosing trials was commenced in late August/early September. Prana plans to conclude the in-patient portion of this second safety study in January and expects to report the results in a timely manner.

Looking Ahead

The past year was an eventful one for Prana. We believe the upcoming year offers immense hope and opportunity.

We managed to contain our financial exposure to the PLACQUE trial and as of the date of this letter have cash and marketable securities of approximately $18 million.

I am pleased with the achievements that Prana attained in the past year. We remain committed to our mission of developing drugs for the treatment of neurodegenerative diseases. We have made great strides in the development of our MPAC platform and I believe Prana can, and will, capitalise on its intellectual property in the future.

In closing, I wish to extend my sincere appreciation to my colleagues on the Board and management team of Prana, who during times of stress and adversity rose to display unity, professionalism and continued confidence in our clinical and ethical objectives. I also wish to thank you, our shareholders, who continue to support Prana as we work together to develop and commercialize our world-class science.

Sincerely,

Geoffrey Kempler
Executive Chairman and Chief Executive Officer

30 September 2005



STATUS UPDATE (JULY 2004 – JUNE 2005)

Drug Development and Research

- PBT2: This is Prana's Lead proprietary metal protein attenuating compound (MPAC) molecule. Initial formal toxicology was completed in Qtr 4 2004. Phase I Clinical trials were initiated Qtr 1 2005.
- Design and synthesis has proceeded well for next generation compounds for Alzheimer's Disease and Parkinson's Disease. Of the candidates identified to date, validation in mechanistic models selection of those with desirable pharmacokinetic properties is being undertaken to select one or more candidates to move into development in 2006.
- Immunotherapy: Proof of Concept experimental work was completed in January 2005, demonstrating that targeting a specific ß-amyloid target may be used as a vaccine strategy. Work is planned to characterise and scale up production of monoclonal antibodies directed to this proprietary target will commence Qtr 4 2005.
- PBT1: The results of the Proof of Concept, pilot Phase II study (PBT1-011AD) were published in the prestigious specialist journal *Archives of Neurology* in December 2003. The Company had planned to support further development of PBT1 into a PhaseII/III program but, due to an issue with an impurity (a di-iodo form of PBT1) in the manufacturing process, this was not pursued. The unfavourable opportunity cost (in both time and resource) associated with resolution of this manufacturing issue has lead the Company to de-prioritise PBT1 in favour or its lead proprietary compound, PBT2.
- Chemistry and Discovery program: Over 400 MPACs, now designed, synthesised and tested in preclinical models. Novel compounds from multiple new non-8-hydroxyquinoline structural classes have been synthesised and tested.
- Professor Ashley Bush, senior scientific consultant to Prana, received the coveted Federation Fellowship from the Federal Government facilitating even closer ties with Prana in the development of the MPAC platform and target discovery.

Intellectual Property:

- A patent application directed to a key 'follow up' MPAC chemical class entered International phase prosecution.
- Two International patent applications, directed to the 8-hydroxyquinoline MPAC chemical class and a key 'follow up' MPAC chemical class entered national phase prosecution in all major commercial markets.
- Three Australian provisional patent applications on alternative 'follow up' MPAC classes were lodged.
- Three patents were granted. An Australian case directed to metallocomplex compounds which inhibit the ß-amyloid metal binding site. A Canadian and United States patent directed to an assay for quantifying ß-amyloid from a biological sample.
- Eight patent cases were assigned to Prana from Gerolymatos S.A. directed to the uses of Clioquinol and Phanquinone in various diseases including Alzheimer's Disease and Parkinson's Disease.
- Gerolymatos S.A. withdrew their Appeal in Europe against Prana's case primarily directed to the use of oral zinc binding agents for the treatment of Alzheimer's Disease. This patent is now granted and affords considerable defensive and competitive power for the MPAC chemical library in four key markets in Europe. This case had been previously granted in Japan and Australia and is under examination in the United States.

Publications:

- Over 20 key publications and articles submitted for inclusion in key International peer reviewed journals.


Research
Development
PBT - 2
Alzheimer's Disease
NG -1
Alzheimer's Disease
NG -2
Parkinson's Disease
IMMUNOTHERAPY
Alzheimer's Disease
NEW SCIENCE
Neurodegenerative Disease
Other non - Neurodegenerative Disease



BACKGROUND

The Neurodegenerative Disease Market-place

Currently there is no treatment or prevention for Alzheimer's Disease nor any successful treatment for any of the neurodegenerative diseases in Prana's therapeutic field. It is estimated that a successful drug for the treatment of Alzheimer's Disease could command annual global sales in the range of US$5-10 billion. Over 2004/05 key scientific groups continue to produce data that cast doubt on the feasibility of several competing approaches to the treatment of Alzheimer's Disease. Evidence has emerged which has shifted scientific thinking about the desirability and feasibility of developing a vaccine for ß-amyloid and/or inhibitors of certain of the enzymes responsible for its production. Prana and its Scientific Advisory Board believe that its technology is well positioned to be competitive and that the Company has the opportunity to develop one of the first truly effective, disease modifying therapeutic medicines to treat Alzheimer's Disease and to pursue other neurodegenerative diseases.

The Company

Prana Biotechnology Limited ("Prana") was listed on the Australian Stock Exchange in March 2000 and on NASDAQ in September 2002. The Company's platform technology is focused on developing treatments for neurodegenerative diseases, having been developed with the financial support of various grants and private equity. The primary application of Prana's platform technology is Alzheimer's Disease, however very positive research findings have encouraged the Company to apply its technology to other age-related degenerative disorders where the pathology of the disease is based on the interrelationship between certain metals and particular proteins (especially Parkinson's Disease).

Research Institutions

Prana's research alliances, giving rise to the Company's intellectual property have involved several world class, internationally recognised, core institutional research facilities:

- The University of Melbourne, Department of Pathology, Melbourne Australia
- The Mental Health Research Institute of Victoria, Melbourne Australia
- The Massachusetts General Hospital, Genetics and Aging Unit, Boston USA.

MPAC PLATFORM TECHNOLOGY

Prana scientists discovered that the toxicity seen with many neurological diseases is associated with the interaction of key metals (such as zinc, iron and copper - present in all cells) and disease specific, aggregation prone, target proteins (such as beta-amyloid or alpha-synuclein).

They also discovered that they could inhibit many of the toxicities seen in *in vitro* and *in vivo* models of some neurological diseases by reducing this interaction of these key metals and disease specific target proteins. Prana's chemistry program uses "rational drug design" to target the development of new chemical entities designed to reduce toxic metal-protein interaction. To date, over 400 such compounds have been designed, synthesised and undergone extensive laboratory testing utilising both public and proprietary screening techniques. The compounds produced are termed "MPACs" (metal-protein attenuating compounds).


Protein Aggregation
(Plaques)
Hydrogen Peroxide
Metal
Aggregation Prone
Protein
Brain Cell Death
(Reduced Brain Function)

Although Prana has initially focused its development resources on the design, synthesis and optimisation of MPACs for Alzheimer's Disease, the ever-growing body of evidence supporting the possible utility of MPACs for the treatment of other multiple major neurological and non-neurological diseases, has led to the understanding that the MPAC approach may be a platform technology. A strong research effort to test existing MPACs, and design and develop new MPACs for the treatment of other age related neurodegenerative diseases is underway. Research both within Prana and by outside leaders in the field of neurodegenerative disease research indicates that the MPAC platform technology may be applicable for diseases such as:

• Alzheimer's Disease • Parkinson's Disease • Huntington's Disease

Prana's MPAC "platform technology" has also attracted the attention of groups outside of neurodegeneration such as oncology and cardiovascular disease. The possibilities for Prana's technology in these areas, although intriguing, remains to be validated.

Clinical Proof of Concept for MPACs

The utility of Prana's prototype compound PBT1 in *in vitro* and *in vivo* animal models of Alzheimer's Disease was established in the late 1990's. Based on these results a double blind, randomised, placebo controlled, Phase II human Proof-of-Concept clinical trial (coded PBT1-011) and an open extension to the trial (coded PBT1-011ADEX) were undertaken between mid 2000 and mid 2003 providing evidence of the tolerability, safety and efficacy of PBT1 in 36 Alzheimer's Disease patients (18 with mild to moderate disease and 18 with moderate to severe disease). The trial was conducted at Prana's sponsored facilities at the Mental Health Research Institute and the Royal Melbourne Hospital in Melbourne, Australia. All subjects perform various prescribed cognitive tests and underwent blood tests to determine if treatment with PBT1 has a demonstrable effect as compared to those subjects receiving the placebo. The results of the formal double blind trial demonstrated that PBT1 appeared well tolerated to 36 weeks and was associated with a statistically significant slowing in the degradation of cognition (as measured by the ADAS-cog) in patients with moderate to severe disease. These results were published in the prestigious specialist journal "Archives of Neurology" in December 2003. The key results are shown next page:


Cognition
ADAS-cog
Time (weeks)
250 mg
500 mg
750 mg
PBT - 1 dosage
ADAS-cog 26-40


Toxic Protein
[Ab42]Plasma
Time (weeks)
250 mg
500 mg
750 mg
PBT - 1 dosage
ADAS-cog 10-25


Metals
[Zinc]Plasma
Time (weeks)
250 mg
500 mg
750 mg
PBT - 1 dosage
ADAS-cog 10-40

■ Placebo ▩ Clioquinol

* *Indicates statistically significant P < 0.005*

The open extension phase of the study was available to all patients that completed the formal double blind clinical trial, and involved all participants being treated with PBT1. Results of PBT1-011ADEX were presented in March 2004 by Professor Colin Masters at the 8th International Springfield/Montreal Symposium on Advances in Alzheimer's disease and are available on the Prana website. The results indicate that the drug appears well tolerated for 84 weeks and appears to show benefit not only in the short term for moderate to severe patients as indicated in the double-blind portion of the trial but also may have longer-term benefits for less severe patients.

The PLACQUE Study (PBT1-012):

Since the late 1990's Prana has been approached by independent world-class clinical investigators with proposals to further examine the usefulness of Clioquinol for the treatment of Alzheimer's Disease.

In mid 2004 an opportunity to further study Clioquinol in a larger patient population became possible when Prana was invited to sponsor a UK based Investigator-initiated clinical trial of Clioquinol in 200 Alzheimer's dementia patients (later called the PLACQUE trial). After attaining regulatory approval to conduct this Phase II/III clinical study, Prana commenced the multiple development steps before initiating patient dosing in the PLACQUE study, developing a new GMP-compliant synthetic route to produce the required clinical trial supplies and the initiation of a formal preclinical toxicology program. However after the GMP grade Clioquinol was put through chemical and preclinical characterisation and testing, the di-iodohydroxyquinoline impurity, (identified as having genotoxic potential), exceeded acceptable regulatory limits and therefore unsuitable for use in the PLACQUE trial. Subsequent discussion and analysis of the potential cost and business risk associated with attempting to eliminate di-iodohydroxyquinoline from clinical supplies and the promising progress of PBT2, resulted in the decision to discontinue Prana's plans to commence the PLACQUE trial.

PBT2 (Prana's Lead Proprietary MPAC)

PBT2 was selected for development in August 2003 from the more than 300 8-hydroxyquinoline proprietary MPACs created through Prana's "rational drug design" chemistry program. Although of the same chemical class as PBT1, work to date indicates that it has advantages beyond PBT1 in both Prana's proprietary *in vitro* tests and also in *in vivo* testing in transgenic animal models of Alzheimer's Disease. PBT2 has been designed to have superior chemico-physical properties and has a superior patent position to PBT1 (being an internationally filed "composition of matter" patent application). PBT2 has progressed rapidly through initial formal toxicology testing and entered clinical development in early 2005. The first PBT2 Phase I clinical trial (PBT2-001) will investigate the tolerability of PBT2 in volunteers receiving a single dose of PBT2 (Part A) and up to 7 days of dosing (Part B). These clinical trials are expected to be completed early in 2006. The chronic toxicological studies required to allow long-term chronic dosing in Phase II clinical development and beyond have initiated and will be completed towards the end of 2006.

The Next Generation of MPACs

In line with best practice in drug development, over 100 proprietary "follow-up" next generation compounds from different chemical classes continue to be designed and tested for progression to formal development for the treatment of Alzheimer's Disease and other neurodegenerative diseases, in particular, Parkinson's Disease. This synthetic program builds on the advanced "structure-activity relationship" generated by the 8-hydroxyquinoline development program and has already produced several promising candidates with attributes comparable to PBT2 in *in vitro* and *in vivo* testing. A "follow up" development candidate to enter the development pipeline is targeted for early 2006. The design of MPACs for other diseases (specifically, Parkinson's Disease and Huntington's Disease) is now integrated into Prana's drug discovery pipeline.



Prana has invested considerable resources during 2004/05 to strengthen and expand its screening capacity. This will not only allow for more rapid and complete screening of future assets but also allow early identification of positive points of differentiation. It is Prana's intention to build the optimal mix of internal and external screening capacity for its chemical library to allow for efficient selection and validation of agents for use in Alzheimer's Disease, Parkinson's Disease and other neurodegenerative indications.

Non- MPAC development

Prana's innovative scientists together with outside investigators and laboratories have continued to discover additional potential targets which may be useful in the treatment of neurodegeneration. At present Prana has several research programs outside of MPACs investigating novel treatments for Alzheimer's Disease. Utilising funding from the now completed "BIF" grant awarded in 2003 (see below) Proof of Concept studies were completed, and provided encouraging evidence that Prana's proprietary ß-amyloid vaccine target may be used as a vaccine strategy. Work is planned to characterise and scale up production of selected monoclonal antibodies directed to this target commencing Qtr 4 2005. Additional studies investigating alternative ways to modify and reduce the processing of the APP protein (the protein cleaved to release ß-amyloid) which in-turn interacts with metals and produces toxicity in Alzheimer's Disease) are progressing. Our scientists are also exploring means of blocking or destabilising the metal binding site of ß-amyloid as a means of preventing its subsequent cycle of toxicity. Although in preliminary stages, work investigating this strategy has begun to reveal interesting possibilities.

COLLABORATIONS AND GRANTS

In 2001, Prana was awarded a $1.74 million Start Grant from the Australian Industry Research and Development Board (IR&D) to expand the Company's platform for drug treatment of neurodegenerative diseases. Prana achieved the aims of the grant early through its accelerated rational drug design program and concluded the grant in July 2003. PBT2 was a major outcome of the initial Start Grant. Prana subsequently applied for, and was successful in being awarded a second Start Grant announced in February 2004 which can provide up to $1.35 million to support the further development of PBT2 through formal toxicology testing and Phase I clinical trials. This grant provides funding through 2005.

In May 2003, Prana announced receiving a Biotechnology Innovation Fund (BIF) Grant from the Industry Research & Development (IR&D) Board of AusIndustry to support a project to develop the Company's proprietary position around an immunotherapy for Alzheimer's Disease. This grant provided 50% of the $0.46 million funding to the end of January 2005 and has been used to undertake "Proof of Concept" experiments to validate its proprietary target as a prospective Alzheimer's Disease vaccine target.

INTELLECTUAL PROPERTY

Prana adopts an aggressive intellectual property strategy under which it has developed protection of its platform technology and drug assets through broad strategic "composition of matter" patents designed to limit opportunities for competition.

RECENT KEY PUBLICATIONS

Prana scientists have published 20 key publications over the previous year. A list of the key publications is available on the Prana website – www.pranabio.com

KEY EXECUTIVES

The Company has relied heavily upon the experience of its key executives, scientists and external advisers. The Company's day to day management and operations are primarily administered by Dr Ross Murdoch (President and Chief Operating Officer) and Ms Dianne Angus (Senior Vice President).

Dr Ross Murdoch has over 15 years of experience in the local and international pharmaceutical industry and has extensive experience in all the scientific, operational and commercial aspects of drug research and development. Ms Dianne Angus is the Senior Vice President responsible for the management of Prana's business development, intellectual property and research. Ms Angus has over 13 years experience in directing technology evaluation and acquisition, product development and licensing in the commercial biotechnology sector.

MARKET REPORTING

As Prana is dually listed on both the ASX (Code: PBT, www.asx.com.au) and the NASDAQ (Code: PRAN, www.nasdaq.com), the Company is required to provide periodical updates to its shareholders regarding its finances and activities. The following reports are provided to the markets:

Name of Report	Date of Report	Relevant Market	Information Provided
Appendix 4C – Quarterly Reports	October, January, April and July	ASX	Un-audited Quarterly Statement of Cash Flow
Appendix 4D – Half Yearly Report	February	ASX	Review of Operations, Un-audited Financial Statements
Appendix 4E – Preliminary Final Report	August	ASX	Review of Operations, Un-audited Financial Statements
Annual Report	September	ASX	Review of Operations, Directors Report, Remuneration Report, Audited Financial Statements
6-K Half Yearly Report	March	NASDAQ	Review of Operations, Un-audited Financial Statements US GAAP Reconciliation
6-K Preliminary Final Report	September	NASDAQ	Review of Operations, Audited Financial Statements US GAAP Reconciliation
20-F Annual Report	December	NASDAQ	Review of Operations and additional disclosure, Audited Financial Statements, US GAAP Reconciliation

Additional information can be found on the Company website at www.pranabio.com



Invention	Status	Comments
APP Modulators for use in Alzheimer's Disease, entitled, *"A method for assaying and treating Alzheimer's Disease"* Prana	Five patents granted, two in Australia and one in Europe, Japan and the US. An application in the US and Canada is under examination.	The invention includes claims directed to the use of specified modulators of cation interaction with APP and the use of these agents in the treatment of Alzheimer's Disease. Granted European claims include the use of zinc binding agents for oral administration in the treatment of Alzheimer's Disease.
Metal binding domain inhibitors of ß-amyloid, entitled, *"Beta amyloid peptide inhibitors"* Prana	This International (PCT) application has entered national phase in Europe, Canada, Japan, US and Australia. Currently accepted in Australia and pending elsewhere.	The invention encompasses claims to agents capable of inhibiting binding of specified metal ions to the N-terminus of ß-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer's Disease.
A screen for ß-amyloid formation and inhibitors, entitled, *"An in vitro system for determining the formation of Aß Amyloid"* General Hospital Corporation	One patent granted in the US and Japan. Examination is pending for a further Japanese and Canadian application.	The invention is directed to an assay for the formation of ß-amyloid in a biological sample and inhibitors of ß-amyloid formation.
A differential screen for 40/42 ß-amyloid, entitled, *"A diagnostic assay for Alzheimer's Disease"* General Hospital Corporation	One patent granted in the US and a further US application has been issued. Canadian application has been allowed.	The invention is directed to an antibody based diagnostic assay for the detection and quantification of ß-amyloid species.
Known metal binding agents for treatment of Amyloidosis, entitled, *"Identification of agents for use in the treatment of Alzheimer's Disease"* General Hospital Corporation	Patent granted in Australia and in Japan. Examination is pending in Japan, Europe and Canada. A US application awaits expected allowance.	The invention is directed to the use of specified metal binding agents to reduce ß-amyloid mediated neurotoxicity and assays to identify agents capable of modifying neurotoxic properties of ß-amyloid. The accepted case in Australia is under opposition.
Clioquinol for treatment of Alzheimer's Disease, entitled, *"Use of Clioquinol for the therapy of Alzheimer's Disease"* General Hospital Corporation/Prana	A US continuation application is currently under examination.	The invention includes claims directed to the use of Clioquinol for the treatment of Alzheimer's Disease and Clioquinol pharmaceutical compositions.
Clioquinol and known metal binding agents for use in Amyloidosis, entitled, *"Agents for use in the treatment of Alzheimer's Disease"* General Hospital Corporation	Granted patents in Australia and the US. A further US continuation application is under examination. Examination is pending in Canada and Japan. The case has been allowed in Europe.	The invention is directed to compositions containing Clioquinol and known metal binding agents and their use in the treatment of amyloid related diseases. The accepted case in Australia is under opposition.
Screen for agents which alter ß-amyloid neurotoxic properties, entitled, *"Method for Screening drugs useful for treating Alzheimer's Disease"* General Hospital Corporation	A continuation-in-part application has been granted in the US and further divisional case has been filed.	The invention is primarily directed to specified assays that identify agents capable of modifying neurotoxic properties of ß-amyloid.
Immunotherapy, entitled, *"Neurotoxic Oligomers"* General Hospital Corporation/Prana	The International (PCT) Application has entered national phase in Australia, Canada, Europe, Japan, NZ, China and the US and is pending examination.	The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates. The immunotherapeutic approach may be used in the treatment of Alzheimer's Disease and other amyloid related conditions.
Cataracts, entitled, *"Methods for the Identification of Agents that Inhibit or Promote Cataracts and Uses thereof"* General Hospital Corporation	The International (PCT) Application has entered national phase in Australia, Europe, Japan and the US and is pending examination	The invention is directed to assays for the detection of agents useful in the treatment of cataract and a method of treatment utilizing specified chelators.



Invention	Status	Comments
APP Copper Binding Domain agonists, entitled, *"Methods of screening for inhibitors of Alzheimer's Disease"* Prana	This case has entered national phase in the US and is pending examination.	The invention encompasses claims to the identification of agents functioning as copper agonists and the use of the agents in the treatment of amyloid related conditions including Alzheimer's Disease
8-OHq role in cognition, entitled, *"Treatment of Neurodegenerative Conditions"* Prana	Filed as a provisional application in the US, continued as an International (PCT) Application pending national phase entry.	The invention encompasses the utility of the 8-hydroxyquinoline MPAC class in the treatment of neurodegenerative cognitive changes.
8-OHq MPAC class, entitled, *"8-Hydroxyquinoline derivatives"* Prana	International (PCT) Application that has entered national phase in 14 jurisdictions.	The invention is directed to chemical structures of the 8-hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.
'Follow up' MPAC classes, entitled, *'Neurologically-Active-Compounds'* Prana	International (PCT) Application that has entered national phase in 14 jurisdictions.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.
'F4' MPAC compounds, entitled, *'Neurologically- Active Compounds'* Prana	International (PCT) Application that is in international phase.	The invention is directed to 'F4' MPAC chemical structures and their utility in the treatment of neurological conditions.
'F4 Grp 1' MPAC compounds *'Neurologically- Active Compounds'*	Australian provisional application	The invention is directed to 'F4' MPAC chemical structures and their utility in the treatment of neurological conditions.
MPAC compounds, entitled, *'Compound V'.* Prana	Australian provisional application	The invention is directed to 'compound V' MPAC chemical structures and their utility in the treatment of neurological conditions.
MPAC compounds, entitled, *'Compound VI'.* Prana	Australian provisional application	The invention is directed to 'Compound VI' MPAC chemical structures and their utility in the treatment of neurological conditions.
'F2' MPAC compounds, entitled, *'Neurologically-Active Compounds'* Prana	Australian provisional application	The invention is directed to 'F2' MPAC chemical structures and their utility in the treatment of neurological conditions.
An agent for metal binding in Alzheimer's Disease, entitled, *'Use of Phanquinone for the treatment of Alzheimer's Disease'.* Prana	A US granted patent and pending Japanese application.	This invention is directed to the use of Phanquinone for the treatment of Alzheimer's Disease.
An agent for metal binding to reduce memory impairment, entitled, *'Use of Phanquinone for the treatment of memory impairment'.* Prana	Pending Japanese and US applications.	This invention is directed to the use of Phanquinone for the treatment of memory impairment.
An agent for metal binding in Alzheimer's Disease, entitled, *'Use of Clioquinol for the treatment of Alzheimer's Disease'.* Prana	A US granted patent and pending Japanese application.	This invention is directed to the use of Clioquinol for the treatment of Alzheimer's Disease.
Pharmaceutical compositions, entitled, *'Pharmaceutical compositions of Clioquinol with B12 for therapeutic use'.* Prana	A US granted patent.	This invention is directed to compositions for the treatment of neurological disease.
An agent for metal binding in Parkinson's Disease, entitled, *'Use of Clioquinol for the treatment of Parkinson's Disease'.* Prana	A US granted patent.	This invention is directed to the use of Clioquinol for the treatment of Parkinson's Disease.

A review of the Company's 'Corporate Governance Framework' is performed on a periodic basis to ensure that it is relevant and effective in light of changing legal and regulatory requirements. The Board of Directors continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Company and its subsidiaries.

Unless otherwise stated, all Policies and Charters meet the ASX Corporate Governance Council's Best Practice Recommendations and have been in effect for the full reporting period. All Charters and Policies are available from the Company or on its website at www.pranabio.com.

ROLE OF THE BOARD AND MANAGEMENT

The Board's role is to govern the Company rather than to manage it. In governing the Company, the Board must act in the best interests of the Company as a whole. It is the role of senior management to manage the Company in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

The Board's responsibilities are detailed in its Board Charter and include:

1. Leadership of the organisation
2. Strategy formulation
3. Overseeing planning activities
4. Shareholder liaison
5. Monitoring, compliance and risk management
6. Company finances
7. Human resources
8. Ensuring the health, safety and well-being of Directors, Officers and Contractors
9. Delegation of authority
10. Remuneration policy
11. Nomination policy

STRUCTURE AND COMPOSITION OF THE BOARD

The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging its responsibilities and duties and to add value to the Company.

The names of the Directors, their independence under the ASX Corporate Governance Council's Best Practice Recommendations, qualifications and experience are stated in the Directors' Profiles on pp. 11 to 12, along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

- Directors having the appropriate skills, experience and contacts within the Company's industry;
- The Company striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Guidelines;
- Some significant parties with whom the Company has contractual arrangements being represented on the board during the early years of the development of the Company; and
- Some major Shareholders being represented on the Board.

A majority of Directors of the Company are classified as being 'Independent' and the Chairman is an Executive Officer of the Company.

At this stage in the Company's development, the Board believes that the most appropriate person for the position of Chairman is an Executive Officer of the Company. The Executive Officer's overall expertise is crucial to the Company's development and negates any perceived lack of independence.

However, where any Director has a material personal interest in a matter and, in accordance with the *Corporations Act 2001*, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Stakeholders, as a whole, is pursued and that their interest or the Director's independence is not jeopardised.

Directors collectively or individually have the right to seek independent professional advice at the Company's expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

The Company has a Nomination Committee, formed on 27 July 2005. The current members of the Committee as at the date of this report, and their qualifications, are detailed in the Directors' Profiles on pp 11 to 12.

ETHICAL AND RESPONSIBLE DECISION-MAKING

As part of its commitment to recognising the legitimate interests of Stakeholders, the Company has established a Code of Conduct to guide compliance with legal and other obligations to legitimate Stakeholders.

The Company has a share trading policy that regulates the dealings of Directors, Officers and Employees, in shares, options and other securities issued by the Company. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Company are aware of the legal restrictions on trading in Company securities while in possession of unpublished price-sensitive information.

INTEGRITY IN FINANCIAL REPORTING

In accordance with the Board's policy, the CEO and CFO have made attestations recommended by the ASX Corporate Governance Council as to the Company's financial condition prior to the Board signing this Annual Report.

The Company also has an Audit Committee consisting of three Independent Non-Executive Directors. The current members of the Committee as at the date of this report, and their qualifications, are detailed in the Directors' Profiles on pp 11 to 12.

The Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit Committee are contained on pp 18.

TIMELY AND BALANCED DISCLOSURE

The Board has designated the Company Secretary as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with the ASX Listing Rules the Company immediately notifies the ASX of information concerning the Company:

1. That a reasonable person would or may expect to have a material effect on the price or value of the Company's securities; and
2. That would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Company's securities.

RIGHTS OF SHAREHOLDERS

The Company respects the rights of its Shareholders, and to facilitate the effective exercise of their rights, the Company is committed to:

1. Communicating effectively with Shareholders through ongoing releases to the market via ASX information and the General Meetings of the Company;
2. Giving Shareholders ready access to balanced and understandable information about the Company and Corporate Proposals;
3. Making it easy for Shareholders to participate in General Meetings of the Company; and
4. Requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder's questions about the conduct of the audit, and the preparation and content of the Auditor's Report.

Any shareholder wishing to make inquiries of the Company is advised to contact the registered office. All public announcements made by the Company can be obtained from the Company's website or at the ASX's website www.asx.com.au.

RECOGNISE AND MANAGE RISK

The Audit Committee has established a policy for risk oversight and management within the Company. This is periodically reviewed and updated.

The CEO and CFO have given a statement to the Board that:

a) In accordance with 'Best Practice Recommendation 4.1', that the Financial Statements are founded on a sound system of risk management and internal compliance and control which implements the Policies adopted by the Board.

b) The Company's 'Risk Management and Internal Compliance and Control System', in so far as it relates to financial risk, is operating effectively in all material respects.

ENCOURAGE ENHANCED PERFORMANCE

A 'Performance Evaluation Policy' has been established to evaluate the performance of the Board, individual Directors and Executive Officers of the Company. The Board is responsible for conducting evaluations on an annual basis in line with these policy guidelines.

During the reporting period, questionnaires were circulated to all members of the board to conduct individual and group performance evaluations.

These questionnaires were collated and analysed, providing the Board with valuable feedback and evaluation for future development.

During the year, all Directors have full access to all Company records and receive Financial and Operation Reports at each Board Meeting.

An induction program has been established for new directors.

REMUNERATE FAIRLY AND RESPONSIBLY

The Company has adopted a Remuneration Committee to administer the Company's remuneration policy. The Committee is responsible for:

- Setting the remuneration and conditions of service of all Executive and Non-Executive Directors, Officers and Employees of the Company;
- Approving the design of Executive & Employee incentive plans (including equity-based plans and options) and proposed payments or awards under such plans;
- Reviewing performance hurdles associated with incentive plans;
- Making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by Shareholders at General Meetings from time to time;
- Consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;
- Succession planning for the CEO and Senior Executive Officers; and
- Performance assessment of all Directors and Senior Executives.

The Company also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. The Committee is a sub-committee of the Remuneration Committee.

The Company is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with 'Best Practice' as well as supporting the interests of Shareholders. Senior Executives receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or Options may also be granted based on an individual's performance and subject to approval by Shareholders.

Non-Executive Directors are paid their fees out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors do not receive performance based bonuses and do not participate in Equity Schemes of the Company without prior Shareholder approval.

Non-Executive Directors are entitled to statutory superannuation, but no other retirement benefits. They are eligible to receive share options but subject to Shareholder approval.

Current remuneration is disclosed in the Remuneration Report contained in the Directors Report on pp 14 to 17 and in Note 18 on pp 40 to 43.

LEGITIMATE INTERESTS OF STAKEHOLDERS

The Board acknowledges the legitimate interests of various Stakeholders such as Employees, Clients, Customers, Government Authorities, Creditors and the Community as a whole. As a good Corporate Citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its 'Code of Conduct' policy.




Mr Geoffrey Paul Kempler


Professor Colin Louis Masters


Mr Brian Derek Meltzer


Dr George William Mihaly


Mr Peter Marks

Your Directors submit their report for the year ended 30 June 2005.

DIRECTORS

The names and details of the Company's Directors in office during the financial year and until the date of this report are as follows: (Directors were in office for this entire period unless otherwise stated).

Mr Geoffrey Paul Kempler
B.Sc. Grad. Dip. App. Soc. Psych
Executive Chairman
Chief Executive Officer

Mr Kempler, aged 50, is one of the founders of the Company and has been primarily responsible for the successful negotiation of the Company's existing contractual relationships with Massachusetts General Hospital, the University of Melbourne and the Biomolecular Research Institute. He was appointed a Director of the Company on 11 November 1997, and between November 1997 and August 2004, served as the Company's Chief Executive Officer. In June 2005, Mr Kempler again assumed the role of Chief Executive Officer.

Mr Kempler is a qualified psychologist and the major shareholder of Aroma Science Pty Ltd which holds the Australian distribution and marketing rights to the Aveda range of products.

In the past 3 years, Mr Kempler has not held any other directorship positions in listed companies.

Mr Kempler was re-elected by Shareholders on 17 November 2004.

Professor Colin Louis Masters
B.Med.Sci (Honours), M.B., B.S., M.D., F.R.C. Path (U.K.),
F.R.C. Path (Aust.), F.A.A.
Executive Director

Professor Masters, aged 58, a Director of the Company since 9 December 1999, graduated with a degree in Medicine from the University of Western Australia in 1970. Since this time Professor Masters has held many senior scientific research positions predominantly in the area of Alzheimer's Disease research and is Professor and Head of the Department of Pathology at the University of Melbourne. He is Chief of Neuropathology and Director of Research Laboratories at the Mental Health Research Institute of Victoria and Consultant in Pathology at the Royal Melbourne Hospital.

In the past 3 years, Professor Masters has not held any other directorship positions in listed companies.

Professor Masters was re-elected by Shareholders on 17 December 2003.

Mr Brian Derek Meltzer
B. Com., M Ec.
Non-Executive Director
Independent under ASX, SEC and NASDAQ

Mr Meltzer, aged 51, a Director of the Company since 9 December 1999, is a merchant banker with the international investment bank Babcock & Brown. He has 21 years experience in finance, including 12 years at AIDC Ltd where he was Director of Investment Advisory Services.

He is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology.

Mr Meltzer is also a non-executive director on the board of a number of private companies. He is a director on the boards of the Australia-Israel Chamber of Commerce, the Paraplegic and Quadriplegic Association of Victoria (Paraquad) and BSI Services Pty Ltd. In the past 3 years, Mr Meltzer has not held any other directorship positions in listed companies.

He is also Chairman of the Audit Committee, Remuneration Committee and Nomination Committee.

Mr Meltzer was re-elected by Shareholders on 18 December 2002.

Dr George William Mihaly
B. Pharm, M.Sc., Ph.D. FAICD
Non-Executive Director
Independent under ASX, SEC and NASDAQ

Dr Mihaly, aged 52, a Director of the Company since 9 December 1999, has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry.

During the period from mid 1994 to early 2000, Dr. Mihaly was the founding Executive Chairman and Managing Director of Synermedica Pty Ltd – one of Australia's leading independent consultant research organisations (CRO) to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until retiring from that role in December 2004.

Over the course of the last 23 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials.



Dr Mihaly is also a non-executive Director of Prima Biomed Ltd (appointed 24 January 2005), an ASX listed company. In the past 3 years, Dr Mihaly has not held any other directorship positions in listed companies other than those cited above.

On 29 July 2005 Dr Mihaly was appointed as a member of the Audit, Risk and Compliance Committee and Nomination Committee. Dr Mihaly is also Chairman of the Clinical Development Committee and a member of the Remuneration Committee.

Dr Mihaly was re-elected by Shareholders on 18 December 2002.

Mr Peter Marks
BEc LLB Grad. Dip. Comm. Law MBA
Independent under ASX, SEC and NASDAQ

Mr Marks, aged 48, a Director of the Company since 29 July 2005 has extensive experience in the areas of corporate finance advice and venture capital investment, having specialised in capital raisings (for listed and unlisted companies), underwriting and initial public offerings since 1983 in London and Australia. He obtained a Bachelor of Economics, Bachelor of Laws and Graduate Diploma in Commercial Law from Monash University and completed his MBA at The Scottish School of Business (University of Edinburgh). He has served as an Associate Director of McIntosh Securities (now Merrill Lynch Australia) as well as occupying senior corporate finance positions both at Baring Securities Ltd and Burdett Buckeridge & Young Ltd in their Melbourne offices. Between 1985 and 1991, Mr Marks was responsible for advising on a substantial number of listed and unlisted company issues ranging from corporate and company structure, valuations, business strategies, acquisitions and international opportunities. In 1992, Mr Marks was appointed Head of the Melbourne Companies Department at the Australian Stock Exchange.

Between 1995 and 1998, Mr Marks was Managing Director of a boutique corporate advisory and venture capital firm working with a wide range of small to medium sized companies, raising new capital for them either by way of private placement or listing on the Australian Stock Exchange. Mr Marks was also a founding director of Momentum Funds Management Pty Ltd, one of the first venture capital funds to be licensed under the Federal Government's Innovation Investment Fund program, a new venture capital program established in 1997.

From 1998 to early 2001 Mr Marks was employed at KPMG Corporate Finance Ltd (Australia) and during this time became a Director and responsible for heading up the equity capital markets group in Melbourne. In this role, Mr Marks helped develop the team's capabilities in the equity markets area and was responsible for generating several IPO projects as well as assisting with the funding for a range of private equity transactions. Mr Marks is currently a Director of Select Vaccines Ltd (appointed 31 December 2001), Peregrine Corporate Ltd and Premier Bionics Ltd (appointed 18 December 2001). In the past 3 years, Mr Marks has not held any other directorship positions in listed companies other than those cited above.

Mr Marks was appointed as a member of the Audit, Risk and Compliance Committee on 29 July 2005.

Dr Jonas Alsenas
DVM BA
Chief Executive Officer
Executive Director

Stepped down 16 June 2005

Dr Alsenas, aged 44, served as a director of the Company from 25 March 2004 to 16 June 2005. Prior to joining the board, Dr Alsenas was a leading US biotechnology and pharmaceutical company analyst.

Until December 2003, Dr Alsenas served as Managing Director (Research Analyst/Portfolio Manager), for ING Investment Management, New York, where he co-managed a hedge fund with an emphasis on investments in biotechnology. From April 1996 through June 2000, Dr. Alsenas was Principal and ultimately Managing Director as a research analyst at the investment banking firm Furman Selz, LLC and its successor ING Barings, LLC where he provided research coverage of the biotechnology sector. Among his achievements, he was named an "All-Star Analyst" by The Wall Street Journal in 1998 (for both stock-picking and earnings accuracy).

Dr Alsenas began his career in 1991 with Scheer & Company in Branford, Connecticut where he provided strategic consulting and due diligence for biotechnology and pharmaceutical industry clients and investors, including venture capital groups and portfolio managers.

Dr Alsenas gained qualifications in veterinary medicine at the Ohio State University and a Bachelor of Arts at Northwestern University.

In the past 3 years, Mr Alsenas has not held any other directorship positions in listed companies.

The Company Secretary during and since the end of the reporting period is:

Mr Richard Revelins
BEc
Company Secretary

Mr Revelins, aged 43, has served as the Company's, Company Secretary since 7 February 2000 and was appointed Chief Financial Officer of the Company in June 2004. Mr Revelins is an executive Director and principal of Peregrine Corporate Ltd, an Australian based investment bank. Mr Revelins has held senior positions in international merchant banks and is currently a director of a number of companies listed on the Australian Stock Exchange, including Gaming and Entertainment Group Ltd (appointed 21 July 2000), Yamarna Goldfields Ltd (appointed 29 August 1991) and Atlas Gold Ltd (appointed 6 August 2004). He is also a director of Cangold Inc. (appointed 9 March 2000), a company listed on the Canadian Venture Exchange. Mr Revelins has also been a director of Select Vaccines Ltd (21 February 2002 to 1 April 2003) and IM Medical Ltd (23 October 1996 to 31 March 2005).

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY AND RELATED BODY CORPORATE

As at the date of this report, the relevant interests of the Directors in the shares and options of the Company were:

	Ordinary shares	Executive share options
Geoffrey Kempler	17,055,000	1,000,000
Colin Masters	184,666	-
George Mihaly	226,666	300,000
Brian Meltzer	326,666	300,000
Peter Marks	43,111	-

EARNINGS PER SHARE	CENTS
Basic loss per share	
30 June 2005	(20.37)
30 June 2004	(13.06)

DIVIDENDS

The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect to the financial year.

CORPORATE INFORMATION

Corporate Structure

Prana Biotechnology Limited is a company limited by shares that is incorporated and domiciled in Australia. Prana Biotechnology Limited has 2 subsidiaries:

- Prana Biotechnology Inc, a company limited by shares that is incorporated and domiciled in the United States; and
- Prana Biotechnology UK Ltd, a company limited by shares that is incorporated and domiciled in the United Kingdom.

Nature of operations and principal activities

The principal activities during the year of the consolidated entity were to commercialise research into Alzheimer's Disease and other major age-related degenerative disorders.

There have been no significant changes in the nature of those activities during the year.

EMPLOYEES

The consolidated entity employed 17 employees at 30 June 2005 (2004: 12 employees)

REVIEW OF OPERATIONS

The consolidated net loss for the year after income tax was $25,008,597 (2004: $9,885,614 loss). The net assets of the consolidated entity was $19,594,176 (2004: $38,702,559). The consolidated entity hold significant cash resources for future research of $21,453,304 (2004: $29,580,398) at 30 June 2005.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

In the opinion of the Directors, there were no significant changes in the state of affairs of the consolidated entity during the financial year under review not otherwise disclosed in this Annual Report.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The likely developments in the consolidated entity's operations, to the extent that such matters can be commented upon, are covered in the Review of Operations contained elsewhere in this Annual Report. In the opinion of the Directors, disclosure of information regarding the expected results of those operations in financial years after the current financial year is not predictable at this stage, or may prejudice the interests of the consolidated entity. Accordingly, this information has not been included in this report.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The consolidated entity is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The consolidated entity's scientific research activities are in full compliance with all prescribed environmental regulations.

SHARE OPTIONS

Share options granted to Directors and Executives

During and since the end of the financial year an aggregate of 2,480,000 share options were granted to the following Directors and Executives of the Company:

Directors and Executives	Number of Options granted	Issuing entity	Number of ordinary shares under option
Geoffrey Kempler	1,000,000	Prana Biotechnology Limited	1,000,000
George Mihaly	300,000	Prana Biotechnology Limited	300,000
Brian Meltzer	300,000	Prana Biotechnology Limited	300,000
Jonas Alsenas	380,000	Prana Biotechnology Limited	3,800,000
Richard Revelins	500,000	Prana Biotechnology Limited	500,000



Share options and warrants on issue at year end
As at the date of this report, there were 40,725,000 unissued ordinary shares under options and warrants as follows:

- 200,000 options exercisable on or before 1 October 2005 at $0.50;
- 825,000 options exercisable on or before 1 February 2007 at $0.50;
- 1,600,000 options exercisable on or before 30 June 2010 at $0.00 [1];
- 1,100,000 options exercisable on or before 17 December 2007 at $0.50;
- 380,000 options which are convertible to 3,800,000 shares (380,000 ADR's) exercisable on or before 17 December 2012 at US$5.00 per option; and
- 3,320,000 warrants which are convertible to 33,200,000 shares (3,320,000 ADRs) at an exercise price of US$8.00 per warrant on or before 4 June 2009.

[1] These share options can only be exercised once the share price of the Company reaches $1.00 for 5 consecutive trading days.

No rights or voting rights are attached to any of these options or warrants.

Shares issued as a result of the exercise of options
9,506,666 ordinary shares were issued during the year as a result of the exercise of options. Proceeds as a result of the exercise of these options were $4,753,333.

INDEMNIFICATION AND INSURANCE OF DIRECTORS, OFFICERS AND AUDITORS

During the financial year the Company entered into a policy to indemnify Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or an auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor.

REMUNERATION REPORT

This report details the nature and amount of remuneration for each Director of the Company and consolidated entity and for the Senior Executives receiving the highest remuneration.

The Directors of Prana Biotechnology Ltd during the year were:

Geoffrey Kempler	Executive Chairman CEO Re-appointed 16 June 2005
Colin Masters	Executive Director
George Mihaly	Non-Executive Director
Brian Meltzer	Non-Executive Director
Jonas Alsenas	Executive Director Appointed 9 August 2004 CEO Stepped down 16 June 2005

The Group Executives of Prana Biotechnology Ltd during the year were:

Ross Murdoch	President and Chief Operating Officer
Dianne Angus	Senior Vice President of IP, Licensing and Research
Richard Revelins	Company Secretary CFO

Remuneration Policy
Remuneration of all Executive and Non-executive Directors, Officers and Employees of the Company is determined by the Board following recommendation by the Remuneration Committee.

The Company is committed to remunerating Senior Executives in a manner that is market-competitive and consistent with 'Best Practice' including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the executives' position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-Executive Directors do not receive performance based bonuses and prior Shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

Remuneration Policy versus Company Financial Performance
The Company's Remuneration Policy is not directly based on its performance, rather on industry practice.

The Company's primary focus is research activities with a long term objective of developing and commercialising its research & development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Company's performance over the past 4 years.

Performance Based Remuneration
The purpose of a performance bonus is to reward individual performance in line with Company objectives. Consequently, performance-based remuneration is paid to an individual where the individual's performance clearly contributes to a successful outcome for the Company. This is regularly measured in respect of performance against key performance indicators (KPI).

The Company uses a variety of KPI's to determine achievement, depending on the role of the executive being assessed. These include:

- Successful contract negotiations.
- Achievement of research project milestones within scheduled time and/or budget. E.g. Bonus for achievement of satisfactory completion of a successful Phase One trial within the timeframe specified by the Company Strategic Plan.
- Company share price reaching a target on the ASX or applicable markets over a period of time.

For details of performance based remuneration refer to "Employment Contracts of Directors and Senior Executives" on page 17.

Details of Remuneration

The following table discloses the remuneration of the Directors of the Company:

Director	Base Fee		Bonus	Superannuation	Other [2]	Equity [3]	Total
	Cash	Shares					
	$	$	$	$	$	$	$
Geoffrey Kempler	262,197	-	-	26,220	-	49,562	337,979
Colin Masters [1]	75,000	40,000	-	-	-	-	115,000
George Mihaly [1]	75,000	40,000	-	-	-	14,869	129,869
Brian Meltzer [1]	50,000	40,000	-	-	-	14,869	104,869
Jonas Alsenas	264,092	-	-	-	432,266	1,515,434	2,211,792
	726,289	**120,000**	**-**	**26,220**	**432,266**	**1,594,734**	**2,899,509**

1 The base fee includes the issue of 83,333 shares each as approved at the 2004 AGM valued at $40,000 at date of issue.

2 Payment relates to Jonas Alsenas stepping down as CEO per the Separation Agreement and General Release.

3 This equity was issued as per the AGM held on 17 November 2004. Below under "Equity Issued as Part of Remuneration" is further detail. As per Australian accounting standards the options issued to the Directors were valued at grant date. As a result, the value does not reflect the current market price of the Company's shares. The Board believes that if the options were valued in today's market, they would have minimal intrinsic value given the exercise price and the current market price of the Company's shares.

The following table discloses the remuneration of the highest remunerated Executives of the Company and Group Executives of the consolidated entity:

Executive	Base Fee	Bonus	Superannuation	Other	Equity	Total
	$	$	$	$	$	$
Ross Murdoch [3]	275,000	-	24,750	-	-	299,750
Dianne Angus [1, 3, 4]	170,000	10,000	16,200	-	2,670	198,870
Richard Revelins [2]	60,000	-	-	-	110,000	170,000
	505,000	**10,000**	**40,950**	**-**	**112,670**	**668,620**

1 The equity amount relates to equity issued in the year ended 30 June 2004 that vested in the current financial year.

2 The equity amount relates to 500,000 options issued to Mr Revelins for his services as CFO valued at grant date.

3 No equity received by these executives during the year.

4 Base Fee includes additional hours worked above 4 days per week and bonus was paid in recognition of additional work not otherwise remunerated in respect of the PBT1 patent dispute and clinical trial advancement.

Performance Income as a Proportion of Total Remuneration

All Executives are eligible to receive incentives whether through employment contracts or by the recommendation of the Board. Their performance payments are based on a set monetary value or as a proportion of their base salary. Therefore there is no fixed proportion between incentive & non-incentive remuneration.

Non-executive Directors are not entitled to receive bonuses and/or incentives. During the past year, certain Non-executive Directors received equity as a loyalty payment.

Equity Issued as Part of Remuneration

Value of options issued to Directors and Executives

The following table discloses the value of options granted, exercised, sold or lapsed during the year for Directors:

Directors	Balance 1 July 2004 No.	Granted as Remuneration No.	Options Exercised No.	Options Sold No.	Options Lapsed No.	Balance 30 June 2005 No.
Geoffrey Kempler	9,167,500	1,000,000	-	(7,290,000)	(1,877,500)	1,000,000
George Mihaly	300,000	300,000	-	(300,000)	-	300,000
Brian Meltzer	300,000	300,000	-	-	(300,000)	300,000
Jonas Alensas[1]	-	380,000	-	-	-	380,000
Colin Masters	1,000,000	-	-	-	(1,000,000)	-
	10,767,500	**1,980,000**	**-**	**(7,590,000)**	**(3,177,500)**	**1,980,000**

Directors	Options Granted as Part of Remuneration $	Options Exercised $	Options Lapsed $	Total Value of options granted, exercised and lapsed (1) $	Value of Options Included in Remuneration for the Year (2) $	Percentage of Total Remuneration
Geoffrey Kempler	513,410	-	-	513,410	49,562	14.66%
George Mihaly	154,023	-	-	154,023	14,869	11.45%
Brian Meltzer	154,023	-	-	154,023	14,869	14.18%
Jonas Alsenas [1]	1,515,434	-	-	1,515,434	1,515,434	68.52%
Colin Masters	-	-	-	-	-	-
	2,336,890	**-**	**-**	**2,336,890**	**1,594,734**	

1 The options issued to Jonas Alsenas are exercisable into ADR's (1 US option converts into 1 NASDAQ ADR = 10 ASX shares).

The following table discloses the value of options granted, exercised or lapsed during the year for Executives:

Senior Executives	Balance 1 July 2004 No.	Granted as Remuneration No.	Options Exercised No.	Options Lapsed No.	Balance 30 June 2005 No.
Ross Murdoch	281,667	-	-	(281,667)	-
Dianne Angus	88,000	-	-	(88,000)	-
Richard Revelins	50,000	500,000	-	(50,000)	500,000
	419,667	500,000	-	(419,667)	500,000

Senior Executives	Options Granted as Part of Remuneration $	Options Exercised $	Options Lapsed $	Total Value of options granted, exercised and lapsed (1) $	Value of Options Included in Remuneration for the Year (2) $	Percentage of Total Remuneration
Ross Murdoch	-	-	-	-	-	-
Dianne Angus [1,3]	2,670	-	-	2,670	2,670	1.34%
Richard Revelins [2,3]	110,000	-	-	110,000	110,000	64.71%
	112,670	**-**	**-**	**112,670**	**112,670**	**n/a**

1 The equity amount relates to equity issued in the year ended 30 June 2004 that vested in the current financial year.

2 The equity amount relates to 500,000 options issued to Mr Revelins for his services as CFO.

3 The Black Scholes Model was used to calculate the value of these options at the grant date.

Value of options – basis of calculation

(1) The total value of options granted, exercised and lapsed is calculated based on the fair value of the option at the respective grant date multiplied by the number of options during the year.

(2) The total value of options included in remuneration for the year is calculated in accordance with Accounting Standard AASB 1046 'Director and Executive Disclosures by Disclosing Entities', as amended by Accounting Standard 1046A. This requires the following:

- The value of the options is determined at grant date, and are included in remuneration on a proportionate basis from grant date to vesting date. Where the options immediately vest the full value of the option is recognised in remuneration in the current year.
- All options vest at the date of issue except for:

  i. The options granted to Jonas Alsenas - as per the 2004 Notice of AGM, Dr Alsenas received options as part of his employment contract with the Company for services as Company CEO. Dr Alsenas and the Company reached agreement upon his stepping down from the position in June 2005 that all options issued at the 2004 AGM would vest immediately. These options are exercisable at US$5.00 on or before 17 December 2012. These options were valued using the Black Scholes Model.

  ii. The options granted to Directors - at the 2004 AGM approval was sought to issue options to Directors in recognition of their future contributions to the growth and success of the Company. These options are excisable at $nil consideration on or before 30 June 2010, however, they are subject to a one year escrow from the date of grant and can only be exercised once the share price reaches $1.00 for 5 consecutive trading days. Only a portion of the total fair value of the options at grant date is included in remuneration for the financial year. These options were valued using the Barrier Pricing Model.

Employment Contracts of Directors and Senior Executives

The following Director was under contract at 30 June 2005:

The following Senior Executives were under contract at 30 June 2005:

Mr. R. Murdoch has a contract dated 31 May 2004 which provides for a base annual salary of $275,000 plus superannuation at a rate of 9% and Options in the Company to the value of 25% of the base salary per annum based on the achievement of performance milestones. The terms and conditions of the issue of Options may be subject to change in future years as the Company develops its remuneration policies. The term of the employment contract is for a period of 3 years commencing on 29 May 2002. As the period has expired, the employment contract will continue until termination by either party. The employment contract can be terminated on 4 months notice. Accrued entitlements are payable upon termination. In the case of redundancy, 9 months salary is payable and all options will vest immediately.

Ms D. Angus has a contract dated 21 October 2003 and then amended in September 2004 which provides for a base annual salary of $165,000 plus superannuation at a rate of 9% and Options in the Company to the value of 20% of the base salary per annum based on the achievement of performance milestones. The terms and conditions of the issue of Options may be subject to change in future years as the Company develops its remuneration policies. The term of the employment contract is for a period of 3 years commencing on 1 August 2002. As the period has expired, the employment contract will continue until termination by either party. The employment contract can be terminated on 4 months notice. Accrued entitlements are payable upon termination. In the case of redundancy, 9 months salary is payable and all options will vest immediately.

	Duration	Notice Requirements	Termination
Geoffrey Kempler	Until termination by either party	For Good Reason Mr Kempler may terminate with 30 days notice	*pay remuneration entitlements up to 1 June 2010 *accrued entitlements, bonuses and equity issues *accelerate the vesting of any unvested options
		Without Good Reason Mr Kempler may terminate with 90 days notice	*Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Company may terminate with 90 days notice	*pay remuneration entitlements up to 1 June 2010 *accrued entitlements, bonuses and equity issues *accelerate the vesting of any unvested options
		With Cause the Company may terminate without notice	*Bonus pro-rated only if termination occurs in 1st year



DIRECTORS' MEETINGS

The number of meetings of Directors held during the year and the number of meetings attended by each Director were as follows:

	Directors' Meeting		Audit Committee Meetings		Remuneration Committee Meetings	
	Meetings held while a Director	Meetings attended	Meetings held while a member	Meetings attended	Meetings held while a member	Meetings attended
Geoffrey Kempler	15	15	-	-	-	-
Colin Masters	15	15	-	-	-	-
Brian Meltzer	15	15	4	4	3	3
George Mihaly	15	14	-	-	3	3
Jonas Alsenas	14	14	4	4	1	1

A nomination committee was formed on 27 July 2005.

NON-AUDIT SERVICES

The Board of Directors, in accordance with advice from the Audit Committee, is satisfied that the provision for non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non-audit services are reviewed and approved by the Audit Committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and
- the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and CPA Australia's Professional Statement F1: Professional Independence.

The following fees for non-audit services were paid/payable to the external auditors during the year ended 30 June 2005:

Service:	$
Tax	11,631
Other - grant audits	14,920
Total	**26,551**

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended 30 June 2005 has been received and can be found on pp 19.

Signed in accordance with a resolution of the Directors made pursuant to s.298 (2) of the Corporations Act 2001.

Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Melbourne, 30 September, 2005



30 September 2005

Dear Board Members

Prana Biotechnology Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Prana Biotechnology Limited.

As lead audit partner for the audit of the financial statements of Prana Biotechnology Limited for the financial year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

C J Biermann
Partner
Chartered Accountant



	Note	Consolidated	Company	
		2005 $	2005 $	2004 $
Revenues from Ordinary Activities	2(a)	**2,653,113**	**2,653,113**	2,321,227
Research & Development expenses	2(b)	**(7,687,596)**	**(7,687,596)**	(5,239,384)
Personnel expenses	2(b)	**(4,046,195)**	**(3,129,339)**	(2,767,540)
Amortisation expenses	2(b)	**(1,100,004)**	**(1,100,004)**	(1,100,004)
Intellectual Property expenses	2(b)	**(729,583)**	**(729,583)**	(1,579,267)
Administration & Finance expenses		**(470,302)**	**(461,798)**	(317,266)
Travelling expenses		**(432,316)**	**(290,453)**	(284,105)
PR & Marketing expenses		**(442,920)**	**(300,019)**	(230,459)
Depreciation expenses	2(b)	**(65,223)**	**(63,938)**	(95,002)
Foreign exchange losses	2(b)	**(1,362,572)**	**(1,360,933)**	(182,768)
Impairment of Inter-Company Loan	2(b)	**-**	**(1,222,837)**	-
Impairment of Intangible Assets	2(b)	**(10,388,339)**	**(10,388,339)**	-
Other expenses from ordinary activities		**(936,660)**	**(851,574)**	(411,046)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		**(25,008,597)**	**(24,933,300)**	(9,885,614)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	3(a)	**-**	**-**	-
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		**(25,008,597)**	**(24,933,300)**	(9,885,614)
NET LOSS		**(25,008,597)**	**(24,933,300)**	(9,885,614)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		**(25,008,597)**	**(24,933,300)**	(9,885,614)
BASIC LOSS PER SHARE (cents per share)	17	**(20.37)**		(13.06)
DILUTED LOSS PER SHARE (cents per share)	17	**(20.37)**		(13.06)

The accompanying notes form part of these financial statements.



	Note	Consolidated	Company	
		2005	2005	2004
		$	$	$
CURRENT ASSETS				
Cash assets	4	**21,453,304**	**21,333,391**	29,580,398
Receivables	5	**174,476**	**174,476**	92,917
Other	6	**495,165**	**495,165**	72,769
TOTAL CURRENT ASSETS		22,122,945	22,003,032	29,746,084
NON-CURRENT ASSETS				
Other financial assets	7	**-**	**1,415**	-
Plant & Equipment	8	**166,214**	**162,359**	180,971
Intangible assets	9	**-**	**-**	11,488,343
TOTAL NON-CURRENT ASSETS		166,214	163,774	11,669,314
TOTAL ASSETS		22,289,159	22,166,806	41,415,398
CURRENT LIABILITIES				
Payables	10	**2,571,181**	**2,373,531**	2,661,950
Provisions	11	**78,602**	**78,602**	42,597
TOTAL CURRENT LIABILITIES		2,649,783	2,452,133	2,704,547
NON-CURRENT LIABILITIES				
Provisions	11	**45,200**	**45,200**	8,292
TOTAL NON-CURRENT LIABILITIES		45,200	45,200	8,292
TOTAL LIABILITIES		2,694,983	2,497,333	2,712,839
NET ASSETS		19,594,176	19,669,473	38,702,559
EQUITY				
Contributed equity	12(a)	**55,405,707**	**55,405,707**	49,505,493
Reserves	13	**14,661,942**	**14,661,942**	14,661,942
Accumulated losses	14	**(50,473,473)**	**(50,398,176)**	(25,464,876)
TOTAL EQUITY		19,594,176	19,669,473	38,702,559

The accompanying notes form part of these financial statements.



	Note	Consolidated	Company	
		2005	2005	2004
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES				
Payments to suppliers and employees		(13,965,965)	(12,868,405)	(7,896,711)
Interest received		883,583	883,583	176,845
Grants received		532,283	532,283	909,946
Neuroscience Victoria monies received		1,125,000	1,125,000	1,462,500
Other		6,286	6,286	-
NET CASH FLOWS USED IN OPERATING ACTIVITIES	15(a)	(11,418,813)	(10,321,253)	(5,347,420)
CASH FLOWS FROM INVESTING ACTIVITIES				
Payments for purchase of plant and equipment		(50,466)	(45,326)	(134,362)
Loans to controlled entities		-	(1,222,837)	-
Payment for purchases of equity investments		-	(1,415)	-
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(50,466)	(1,269,578)	(134,362)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of shares		4,753,333	4,753,333	34,616,106
Payment of share issue costs		(48,576)	(48,576)	(2,834,941)
NET CASH FLOWS FROM FINANCING ACTIVITIES		4,704,757	4,704,757	31,781,165
NET (DECREASE)/(INCREASE) IN CASH HELD		(6,764,522)	(6,886,074)	26,299,383
Opening cash brought forward		29,580,398	29,580,398	3,463,783
Exchange rate adjustments on cash held in foreign currencies		(1,362,572)	(1,360,933)	(182,768)
CLOSING CASH CARRIED FORWARD	15(b)	21,453,304	21,333,391	29,580,398

The accompanying notes form part of these financial statements.



NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL REPORTING FRAMEWORK

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

SIGNIFICANT ACCOUNTING POLICIES

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

a) Accounts Payable

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

b) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

c) Capital Gains Tax

No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets.

d) Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life. The following estimated useful lives are used in the calculation of depreciation:

Furniture and Fittings	5%-33%
Computer Equipment	33%
Plant and Equipment	10%-33%
Leasehold Improvements	7.5%

e) Employee Benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave, long service leave and other employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of other employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

f) Financial Instruments Issued by the Consolidated Entity

Debt and Equity Instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction Costs on the Issue of Equity Instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and Dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the Statement of Financial Position classification of the related debt or equity instruments.



NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g) Foreign Currency

Foreign Currency Transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are recognised in net profit or loss in the period in which they arise.

Foreign Operations

Financial statements of integrated foreign operations are translated at reporting date using the temporal method and exchange differences are taken to net profit or loss for the period.

h) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

i) Income Tax

Tax-effect accounting principles are adopted whereby income tax expense is calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in the deferred tax assets and deferred tax liabilities, as applicable.

j) Investments

Investments in controlled entities are recorded at cost.

Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

k) Leased Assets

Leased assets classified as finance leases are recognised as assets. The amount initially brought to account is the present value of minimum lease payments.

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are recognised as an expense on a basis which reflects the pattern in which economic benefits from the leased asset are consumed.

l) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company (the parent entity) and its controlled entities as defined in Accounting Standard AASB 1024 'Consolidated Accounts'. A list of controlled entities appears in note 7 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.



NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

m) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is probable that recovery will be received and the amount of the receivable can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

n) Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have been discounted to their present value.

o) Research and Development Costs

Research and development costs including patent costs are recognised as an expense when incurred, except to the extent that such costs, together with unamortised deferred costs in relation to that project, are expected, beyond any reasonable doubt, to be recoverable.

p) Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

q) Revenue Recognition

Revenue for Grants is recognised on an accrual basis in accordance with the terms of the grant agreements. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield of the financial assets.

r) Intangibles

Core intellectual property consists of patents and other technical know-how in existence at December 1999. Costs associated with the development of the Company's core intellectual property up until December 1999, including patent application costs, were capitalised.

After considering an independent valuation of the Company's core intellectual property at December 1999, the Directors' revalued it to $16,500,000. In accordance with Accounting Standard AASB 1041 "Revaluation of Non-Current Assets", in July 2000 the Directors' deemed the carrying amount of core intellectual property to be cost for financial reporting purposes.

Core intellectual property was being amortised on a straight line basis over a period of 15 years, being the period in which the future benefits were expected to arise. At 30 June 2005, the Directors' reviewed the carrying value of the core intellectual property to ensure its carrying value did not exceed its recoverable amount and resolved to impair the remaining balance by $10,388,339, to nil.

s) Cash Assets

Cash Assets includes cash and short term deposits less than 3 months.

t) Adoption of Australian Equivalents to International Financial Reporting Standards

The Company will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards ('A-IFRS') for reporting periods beginning on or after 1 January 2005. Accordingly, the Company's first half-year report prepared under A-IFRS will be for the half-year reporting period ended 31 December 2005, and its first annual financial report prepared under A-IFRS will be for the year ended 30 June 2006.

The Company has completed an A-IFRS impact study, including the formulation of the A-IFRS accounting polices that are intended to be adopted from 1 July 2005. The likely impact of the accounting policy changes on the results and financial position of the Company has been determined.

The following proforma Income Statement and Balance Sheet outlines the impact on the current year result and financial position of the consolidated entity and the Company had the financial statements been prepared using A-IFRS, based on the directors' accounting policy decisions current at the date of this financial report. Users of the financial report should note that further developments in A-IFRS (for example, the release of further pronouncements by the Australian Accounting Standards Board and the Urgent Issues Group), if any, may result in changes to the accounting policy decisions made by the directors to date, and, consequently, the likely impacts outlined in the following proforma financial statements.

The directors may, at any time until the completion of the consolidated entity's and the Company's first A-IFRS compliant financial report, elect to revisit and, where considered necessary, revise the accounting policies applied in preparing the proforma financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONSOLIDATED PROFORMA INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Existing AGAAP Consolidated $	AASB 2: Share-based Payments $	AASB 138: Intangible Assets $	A-IFRS Consolidated $
Revenues from Ordinary Activities		2,653,113	-	-	2,653,113
Research & Development expenses		(7,687,596)	-	-	(7,687,596)
Personnel expenses	A	(4,046,195)	(1,704,734)	-	(5,750,929)
Amortisation expenses	B	(1,100,004)	-	1,016,804	(83,200)
Intellectual Property expenses		(729,583)	-	-	(729,583)
Administration & Financial expenses		(470,302)	-	-	(470,302)
Travelling expenses		(432,316)	-	-	(432,316)
PR & Marketing expenses		(442,920)	-	-	(442,920)
Depreciation expenses		(65,223)	-	-	(65,223)
Foreign exchange losses		(1,362,572)	-	-	(1,362,572)
Impairment of Intangible Assets	B	(10,388,339)	-	9,602,099	(786,240)
Other expenses from ordinary activities		(936,660)	-	-	(936,660)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(25,008,597)	(1,704,734)	10,618,903	(16,094,428)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		-	-	-	-
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(25,008,597)	(1,704,734)	10,618,903	(16,094,428)
NET LOSS		(25,008,597)	(1,704,734)	10,618,903	(16,094,428)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		(25,008,597)	(1,704,734)	10,618,903	(16,094,428)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONSOLIDATED PROFORMA BALANCE SHEET

AS AT 30 JUNE 2005

	Note	Existing AGAAP Consolidated $	AASB 2: Share-based Payments $	AASB 138: Intangible Assets $	A-IFRS Consolidated $
CURRENT ASSETS					
Cash assets		21,453,304	-	-	21,453,304
Receivables		174,476	-	-	174,476
Other		495,165	-	-	495,165
TOTAL CURRENT ASSETS		22,122,945	-	-	22,122,945
NON-CURRENT ASSETS					
Plant & Equipment		166,214	-	-	166,214
TOTAL NON-CURRENT ASSETS		166,214	-	-	166,214
TOTAL ASSETS		22,289,159	-	-	22,289,159
CURRENT LIABILITIES					
Payables		2,571,181	-	-	2,571,181
Provisions		78,602	-	-	78,602
TOTAL CURRENT LIABILITIES		2,649,783	-	-	2,649,783
NON-CURRENT LIABILITIES					
Provisions		45,200	-	-	45,200
TOTAL NON-CURRENT LIABILITIES		45,200	-	-	45,200
TOTAL LIABILITIES		2,694,983	-	-	2,694,983
NET ASSETS		19,594,176	-	-	19,594,176
EQUITY					
Contributed equity	A	55,405,707	1,704,734	-	57,110,441
Reserves		14,661,942	-	(14,661,942)	-
Accumulated losses	A&B	(50,473,473)	(1,704,734)	14,661,942	(37,516,265)
TOTAL EQUITY		19,594,176	-	-	19,594,176

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPANY PROFORMA INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Existing AGAAP Company $	AASB 2: Share-based Payments $	AASB 138: Intangible Assets $	A-IFRS Consolidated $
Revenues from Ordinary Activities		2,653,113	-	-	2,653,113
Research & Development expenses		(7,687,596)	-	-	(7,687,596)
Personnel expenses	A	(3,129,339)	(1,704,734)	-	(4,834,073)
Amortisation expenses	B	(1,100,004)	-	1,016,804	(83,200)
Intellectual Property expenses		(729,583)	-	-	(729,583)
Administration & Financial expenses		(461,798)	-	-	(461,798)
Travelling expenses		(290,453)	-	-	(290,453)
PR & Marketing expenses		(300,019)	-	-	(300,019)
Depreciation expenses		(63,938)	-	-	(63,938)
Foreign currency losses		(1,360,933)	-		(1,360,933)
Impairment of Inter-Company loan	C	(1,222,837)	-		(1,222,837)
Impairment of Intangible Assets	B	(10,388,339)	-	9,602,099	(786,240)
Other expenses from ordinary activities		(851,574)	-		(851,574)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(24,933,300)	(1,704,734)	10,618,903	(16,019,131)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		-	-	-	-
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(24,933,300)	(1,704,734)	10,618,903	(16,019,131)
NET LOSS		(24,933,300)	(1,704,734)	10,618,903	(16,019,131)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		(24,933,300)	(1,704,734)	10,618,903	(16,019,131)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPANY PROFORMA BALANCE SHEET
AS AT 30 JUNE 2005

	Note	Existing AGAAP Company $	AASB 2: Share-based Payments $	AASB 138: Intangible Assets $	A-IFRS Consolidated $
CURRENT ASSETS					
Cash assets		21,333,391	-	-	21,333,391
Receivables		174,476	-	-	174,476
Other		495,165	-	-	495,165
TOTAL CURRENT ASSETS		22,003,032	-	-	22,003,032
NON-CURRENT ASSETS					
Investments		1,415	-	-	1,415
Plant & Equipment		162,359	-	-	162,359
TOTAL NON-CURRENT ASSETS		163,774	-	-	163,774
TOTAL ASSETS		22,166,806	-	-	22,166,806
CURRENT LIABILITIES					
Payables		2,373,531	-	-	2,373,531
Provisions		78,602	-	-	78,602
TOTAL CURRENT LIABILITIES		2,452,133	-	-	2,452,133
NON-CURRENT LIABILITIES					
Provisions		45,200	-	-	45,200
TOTAL NON-CURRENT LIABILITIES		45,200	-	-	45,200
TOTAL LIABILITIES		2,497,333	-	-	2,497,333
NET ASSETS		19,669,473	-	-	19,669,473
EQUITY					
Contributed equity	A	55,405,707	1,704,734	-	57,110,441
Reserves		14,661,942	-	(14,661,942)	-
Accumulated losses	A&B	(50,398,176)	(1,704,734)	14,661,942	(37,440,968)
TOTAL EQUITY		19,669,473	-	-	19,669,473



NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following explanatory notes relate to the proforma financial statements above and describe the differences between the accounting polices under A-IFRS and the current treatment of those items under Australian Generally Accepted Accounting Principles ('AGAAP').

A. Share-based Payments

Under AGAAP, the consolidated entity does not recognise an expense for share-based compensation granted to employees or directors. Under A-IFRS, the fair value of share options issued to employees and directors is determined at grant date and expensed over the expected vesting period of the options. As permitted under A-IFRS first time adoption, the consolidated entity will not retrospectively recognise share-based payments that have vested before 1 January 2005.

For the financial year ended 30 June 2005, under A-IFRS, contributed equity will increase by $1,704,734 (Company: $1,704,734) and an additional personnel expense of the same amount will be recognised in profit and loss in relation to the options issued during the year.

B. Intangible Assets

Under AGAAP the consolidated entity revalued the acquired research and development costs to fair value in 2001. Under A-IFRS the revaluation is permissible only if there is an active market for the asset. As a consequence upon transition to A-IFRS intangible assets will decrease by $10,208,582 (Company: $10,208,582) with an associated decrease in the asset revaluation reserve of $14,661,942 (Company: $14,661,942) and accumulated losses of $4,453,360 (Company: $4,453,360) at that date.

Under A-IFRS internally generated intangible assets from expenditure on research activities are not recognisable. As a consequence upon transition to A-IFRS intangible assets will decrease by $410,321 (Company: $410,321) with a corresponding decrease in accumulated losses at that date.

As a result of the above transition adjustments, the carrying value of the intangible assets at 1 July 2004 was $869,440.

The impact of the above transition adjustments to A-IFRS for the financial year ended 30 June 2005, is that the amortisation expense will decrease by $1,016,804 (Company: $1,016,804) and the impairment of intangible assets will decrease by $9,602,099 (Company: $9,602,099). In addition the asset revaluation reserve as at 30 June 2005 will decrease by $14,661,942 (Company: $14,661,942).

C. Financial instruments

The directors have elected not to apply the first-time adoption exemption available to Prana to defer the date of transition of AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' to 1 July 2005. This standard had nil effect on the financial statements of the consolidated entity or the Company.

	Consolidated	Company
D. Reconciliation of Accumulated Losses as at 1 July 2004		
Accumulated losses under AGAAP	(25,464,876)	(25,464,876)
Intangible assets – reversal of amortisation from revaluation	4,453,360	4,453,360
Intangible assets – derecognition of research expenditure	(410,321)	(410,321)
Accumulated losses under A-IFRS	(21,421,837)	(21,421,837)
E. Reconciliation of Contributed Equity as at 1 July 2004		
There were no adjustments to the Contributed Equity of the Company at 1 July 2004. Contributed Equity under AGAAP and under A-IFRS at 1 July 2004 was $49,505,493.		
F. Reconciliation of the Asset Revaluation Reserve as at 1 July 2004		
Accumulated losses under AGAAP	14,661,942	14,661,942
Intangible assets – reversal of revaluation	(14,661,942)	(14,661,942)
Accumulated losses under A-IFRS	-	-



	Consolidated	Company	
	2005 $	2005 $	2004 $

NOTE 2. LOSS FROM ORDINARY ACTIVITIES

	Consolidated 2005 $	Company 2005 $	Company 2004 $
(a) Revenues from Operating Activities			
Interest – other persons/corporations	**892,135**	**892,135**	211,327
Grant revenue	**629,692**	**629,692**	647,400
Neurosciences Victoria – funding for research activities	**1,125,000**	**1,125,000**	1,462,500
Other	**6,286**	**6,286**	-
Total revenues	**2,653,113**	**2,653,113**	2,321,227
(b) Expenses from Operating Activities			
Loss from ordinary activities before income tax has been determined after including the following expenses:			
Research and Development expenses			
- Preclinical	**2,544,701**	**2,544,701**	1,984,181
- Clinical	**2,506,832**	**2,506,832**	-
- Neuroscience Victoria	**911,250**	**911,250**	1,873,125
- University of Melbourne	**623,908**	**623,908**	590,609
- Other	**1,100,905**	**1,100,905**	791,469
Total Research and Development expenses	**7,687,596**	**7,687,596**	5,239,384
Personnel expenses			
- Employees	**2,438,304**	**1,637,354**	1,060,731
- Consultants and Directors	**1,607,891**	**1,491,985**	1,706,809
Total Personnel expenses	**4,046,195**	**3,129,339**	2,767,540
Amortisation of non-current assets			
- Core Intellectual Property	**1,100,004**	**1,100,004**	1,100,004
Total Amortisation expenses	**1,100,004**	**1,100,004**	1,100,004
Intellectual Property expenses			
- Legal Fees – Overseas	**357,590**	**357,590**	422,825
- Legal Fees – Local	**371,993**	**371,993**	184,678
- P.N. Gerolymatos – legal settlement	**-**	**-**	971,764
Total Intellectual Property expenses	**729,583**	**729,583**	1,579,267
Impairment of inter-company loan	**-**	**1,222,837**	-
Depreciation of Non-current Assets			
- Plant and equipment	**22,367**	**22,367**	76,615
- Computer equipment	**33,306**	**33,306**	16,915
- Furniture and equipment	**4,219**	**2,934**	-
- Leasehold improvements	**5,331**	**5,331**	1,472
Total Depreciation expenses	**65,223**	**63,938**	95,002
Foreign Exchange Loss	**1,362,572**	**1,360,933**	182,768
Operating lease rental lease payments	**105,911**	**105,911**	6,947
Impairment of core intellectual property	**10,388,339**	**10,388,339**	-



	Consolidated	Company	
	2005	**2005**	2004
	$	**$**	$

NOTE 3. INCOME TAX EXPENSE

(a) The prima facie income tax payable on loss from ordinary activities before income tax is reconciled to the income tax provided in the accounts as follows:

	Consolidated 2005 $	Company 2005 $	Company 2004 $
Loss from ordinary activities	**(25,008,597)**	**(24,933,300)**	(9,885,614)
Prima facie tax benefit on loss from ordinary activities before income tax at:			
Income tax benefit calculated at 30%	**(7,502,579)**	**(7,479,990)**	(2,965,684)
Effect of lower tax rates of tax on overseas income	**4,567**	**-**	-
(Over) provision of income tax in previous year	**(2,258,204)**	**(2,258,204)**	(1,052,868)
Tax Effect of Permanent Differences			
- Amortisation and impairment of intangibles	**3,446,503**	**3,446,503**	330,001
- Entertainment costs	**4,665**	**4,665**	4,261
- Patent/Legal costs	**305,095**	**305,095**	493,099
Future tax benefits not brought to account	**5,999,953**	**5,981,931**	3,191,191
Income Tax Expense	**-**	**-**	-

(b) Future income tax benefit at 30 June 2005 not brought to account is:

	Consolidated 2005 $	Company 2005 $	Company 2004 $
Tax losses – revenue	**11,700,174**	**11,682,152**	6,097,949
Timing differences	**506,046**	**506,046**	108,318
	12,206,220	**12,188,198**	6,206,267

The future income tax benefits will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised,

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

The Company has no franking credits available at year end.

NOTE 4. CASH ASSETS

	Consolidated 2005 $	Company 2005 $	Company 2004 $
Cash at bank $A	**195,080**	**195,080**	1,299,807
Cash at bank $US	**585,402**	**465,489**	7,231,786
Cash at bank £GBP	**382,595**	**382,595**	-
Commercial Bill	**9,000,000**	**9,000,000**	-
Term deposit $A	**4,622,995**	**4,622,995**	1,630,000
Term deposit $US	**6,667,232**	**6,667,232**	19,418,805
	21,453,304	**21,333,391**	29,580,398



	Consolidated	Company	
	2005	2005	2004
	$	$	$
NOTE 5. CURRENT RECEIVABLES			
Accrued income	48,123	48,123	40,961
Goods and services tax	53,439	53,439	51,956
Other debtors	72,914	72,914	-
Loans to controlled entities	-	1,222,837	-
Provision for doubtful debts	-	(1,222,837)	-
	174,476	174,476	92,917
NOTE 6. OTHER CURRENT ASSETS			
Prepayments	495,165	495,165	71,609
Withholding tax	-	-	1,160
	495,165	495,165	72,769

NOTE 7. INTEREST IN CONTROLLED ENTITIES

Name	Country of Incorporation	% of Equity interest held in consolidated entity		Investment	
		2005	2004	2005	2004
		%	%	$	$
Prana Biotechnology Inc.	United States of America	100%	-	1,415	-
Prana Biotechnology UK Ltd	United Kingdom	100%	-	-	-
				1,415	-

	Consolidated	Company	
	2005	2005	2004
	$	$	$
NOTE 8. PLANT & EQUIPMENT			
Plant and Equipment, at cost	325,899	325,899	325,899
Less Accumulated depreciation	(314,707)	(314,707)	(292,340)
Total Plant and Equipment	11,192	11,192	33,559
Computer Equipment, at cost	116,652	116,652	81,109
Less Accumulated depreciation	(64,510)	(64,510)	(31,204)
Total Computer Equipment	52,142	52,142	49,905
Furniture & Fittings, at cost	43,039	37,899	29,304
Less Accumulated depreciation	(5,636)	(4,351)	(1,417)
Total Furniture & Fittings	37,403	33,548	27,887
Leasehold Improvements, at cost	71,399	71,399	70,211
Less Accumulated depreciation	(5,922)	(5,922)	(591)
Total Leasehold Improvements	65,477	65,477	69,620
Total	166,214	162,359	180,971



NOTE 8. PLANT & EQUIPMENT (CONTINUED)

Reconciliations

Reconciliations of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial year are set out below:

2005	Plant & Equipment $	Computer Equipment $	Furniture & Fittings $	Leasehold $	Total $
Consolidated					
Carrying amount at 1 July 2004	33,559	49,905	27,887	69,620	180,971
Additions	-	35,543	13,735	1,188	50,466
Disposals	-	-	-	-	-
Depreciation Expense	(22,367)	(33,306)	(4,219)	(5,331)	(65,223)
Carrying amount at 30 June 2005	11,192	52,142	37,403	65,477	166,214
Company					
Carrying amount at 1 July 2004	33,559	49,905	27,887	69,620	180,971
Additions	-	35,543	8,595	1,188	45,326
Disposals	-	-	-	-	-
Depreciation Expense	(22,367)	(33,306)	(2,934)	(5,331)	(63,938)
Carrying amount at 30 June 2005	11,192	52,142	33,548	65,477	162,359

Aggregate depreciation allocated during the year is recognised as an expense and disclosed in note 2 to the financial statements.

	Consolidated 2005 $	Company 2005 $	Company 2004 $
NOTE 9. INTANGIBLE ASSETS			
Core intellectual property – at cost	16,500,000	16,500,000	16,500,000
Less accumulated amortisation	(6,111,661)	(6,111,661)	(5,011,657)
Less impairment of intellectual property	(10,388,339)	(10,388,339)	-
	-	-	11,488,343

Aggregate amortisation allocated during the year is recognised as an expense and disclosed in note 2 to the financial statements.

The Intellectual Property was impaired on 30 June 2005 following the announcement to the market in April 2005 concerning the cessation of the PBT1 clinical trial.

	Consolidated 2005 $	Company 2005 $	Company 2004 $
NOTE 10. PAYABLES			
Trade creditors	1,235,320	1,216,193	336,779
Other creditors/accrued expenses	1,310,861	1,132,338	2,066,874
Amounts payable to Directors	25,000	25,000	205,258
Amounts payable to Director-related entities	-	-	53,039
	2,571,181	2,373,531	2,661,950



	Consolidated	Company	
	2005	2005	2004
	$	$	$

NOTE 11. PROVISIONS

Employee Benefits

The aggregate employee benefit liability recognised and included in the financial statements is as follows:

	Consolidated 2005 $	Company 2005 $	Company 2004 $
Provision for employee benefits:			
Current			
- Annual Leave	**78,602**	**78,602**	42,597
Non-Current			
- Long Service Leave	**45,200**	**45,200**	8,292
	123,802	**123,802**	50,889
Number of Employees at 30 June	**17**	**16**	12

NOTE 12. CONTRIBUTED EQUITY

(a) Issued and paid up capital

	Consolidated 2005 $	Company 2005 $	Company 2004 $
Ordinary shares fully paid	**54,662,445**	**54,662,445**	49,505,493
Options	**289,699**	**289,699**	-
Warrants	**453,563**	**453,563**	-
	55,405,707	**55,405,707**	49,505,493

	2005		2004	
	No of Shares	**$**	No of Shares	$
(b) Movements in shares on issue				
Beginning of the financial year	**115,984,380**	**49,505,493**	66,187,303	16,733,023
Issued during the year				
- issued to public (i)	-	-	47,102,853	33,853,606
- exercise of options (ii)	**9,506,666**	**4,753,333**	1,325,000	762,500
- issued to consultants (iii)	**228,215**	**138,958**	1,119,225	863,305
- issued to directors (iv)	**249,999**	**120,000**	249,999	120,000
- issued for settlement of litigation (v)	**1,350,000**	**756,000**	-	-
- options expired	-	-	-	8,000
- less capital raising costs	-	**(611,339)**	-	(2,834,941)
End of the financial year	**127,319,260**	**54,662,445**	115,984,380	49,505,493

(ii) 2004-2005	**Details**	**Number**	**Exercise Price $**	**$**
8 December 2004	Exercise of options	9,506,666	0.50	4,753,333

(iii) 2004-2005	**Details**	**Number**	**Issue Price $**	**$**
16 September 2004	Issued to a consultant	49,775	0.82	40,816
21 February 2005	Issued to a consultant	178,440	0.55	98,142
		228,215		138,958

(iv) 2004-2005	**Details**	**Number**	**Issue Price $**	**$**
17 December 2004	Issued to Directors	249,999	0.48	120,000

(v) 2004-2005	**Details**	**Number**	**Issue Price $**	**$**
9 August 2004	Issued for settlement of litigation	1,350,000	0.56	756,000



NOTE 12. CONTRIBUTED EQUITY (CONTINUED)

(i) 2003-2004	Details	Number	Issue Price $	$
16 September 2003	Issued to Professional Investors	7,102,853	0.70	4,971,997
1 June 2004	Issued to US Investors (@ US$0.50)	40,000,000	0.72	28,881,609
		47,102,853		33,853,606

(ii) 2003-2004	Details	Number	Exercise Price $	$
11 August 2003	Exercise of Options	50,000	0.50	25,000
13 August 2003	Exercise of Options	25,000	0.50	12,500
27 August 2003	Exercise of Options	16,000	0.50	8,000
29 August 2003	Exercise of Options	34,000	0.50	17,000
8 April 2004	Exercise of Options	200,000	0.70	140,000
15 April 2004	Exercise of Options	100,000	0.70	70,000
16 April 2004	Exercise of Options	200,000	0.50	100,000
16 April 2004	Exercise of Options	200,000	0.70	140,000
20 April 2004	Exercise of Options	300,000	0.50	150,000
22 April 2004	Exercise of Options	200,000	0.50	100,000
		1,325,000		762,500

(iii) 2003-2004	Details	Number	Issue Price $	$
27 August 2003	Issued to consultants	70,768	0.70	49,538
12 January 2004	Issued to consultants	67,955	0.64	43,491
20 February 2004	Issued to consultants	155,502	0.55	85,526
10 May 2004	Issued to consultants	825,000	0.83	684,750
		1,119,225		863,305

(iv) 2003-2004	Details	Number	Issue Price $	$
12 January 2004	Issued to Directors	249,999	0.48	120,000

	2005		2004	
	No of Options	$	No of Options	$
(c) Movements in options on issue				
Beginning of the financial year	**21,269,167**	-	21,085,000	8,000
- Issued during the year (i)	**-**	-	264,667	-
- Exercised during the year	**(9,506,666)**	-	(1,325,000)	-
- Issued to consultants (ii)	**600,000**	**289,699**	1,444,500	-
- issued to executives (iii)	**500,000**	-	-	-
- Issued to directors (iv)	**1,980,000**	-	-	-
- Options expired (v)	**(11,150,501)**	-	(200,000)	(8,000)
End of the financial year	**3,692,000**	**289,699**	21,269,167	-

NOTE 12. CONTRIBUTED EQUITY (CONTINUED)

(ii) 2004-2005	Details	Number	Exercise Price $	Vesting Date	Expiry Date
17 December 2004	Issued to a consultant	400,000	0.50	17 December 2004	17 December 2007
17 December 2004	Issued to a consultant	200,000	0.50	Vest quarterly over the 3 year period	17 December 2007
		600,000[1]			

(iii) 2004-2005	Details	Number	Exercise Price $	Vesting Date	Expiry Date
21 February 2005	Issued to an executive	500,000	0.50	21 February 2005	17 December 2007
		500,000[1]			

1 The Black Scholes Model was used to calculate the value of these options at the grant date, being 17 November 2004 and 21 February 2005.

(iv) 2004-2005	Details	Number	Exercise Price $	Vesting Date	Expiry Date
17 December 2004	Issued to a Director [1]	380,000	US$5.00	14 June 2005	17 December 2012
17 December 2004	Issued to Directors	1,600,000	0.00	After 17 December 2005, if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010
		1,980,000			

1 The options issued to Jonas Alsenas are exercisable into ADR's (1 US option converts into 1 NASDAQ ADR = 10 ASX shares).

(v) 2004-2005 Date Expired:	Details	Number	Exercise Price $
1 December 2004	Expiration of Options	10,243,334	0.50
30 June 2005	Expiration of Options	10,000	1.50
30 June 2005	Expiration of Options	897,167	0.50
		11,150,501	

(i) 2003-2004	Details	Number	Exercise Price $	Vesting Date	Expiry Date
15 September 2003	Issued to employees	244,667	0.50	Refer to note 24 for terms of options	
5 December 2003	Issued to employees	20,000	0.50	Refer to note 24 for terms of options	
		264,667			

(ii) 2003-2004	Details	Number	Exercise Price $	Vesting Date	Expiry Date
8 August 2003	Issued to consultants	10,000	0.50	Refer to note 24 for terms of options	
10 September 2003	Issued to consultants	5,000	1.50	1 March 2005	30 June 2005
15 September 2003	Issued to consultants	17,500	0.50	Refer to note 24 for terms of options	
23 October 2003	Issued to consultants	500,000	0.70	23 October 2003	23 April 2004
27 November 2003	Issued to consultants	500,000	0.50	Refer to note 24 for terms of options	
10 May 2004	Issued to consultants	412,000	0.50	10 May 2004	1 February 2007
		1,444,500			

NOTE 12. CONTRIBUTED EQUITY (CONTINUED)

(v) 2003-2004 Date Expired:	Details	Number	Exercise Price $
20 March 2004	Expiration of Options	(200,000)	0.50

	2005		2004	
	No of Warrants	**$ [1]**	No of Warrants	$
(d) Movements in warrants on issue				
Beginning of the financial year	3,000,000	-	-	-
- Issued during the year (i)	320,000	453,563	3,000,000	-
End of the financial year	3,320,000	453,563	3,000,000	-

(i) 2004-2005	Details	Number	Exercise Price $	Vesting Date	Expiry Date
17 December 2004	Issue to Consultant	320,000	US$8.00	17 December 2004	4 June 2009

1 The Black Scholes Model was used to calculate the value of these warrants at the grant date, being 17 December 2004.

(e) Terms and Conditions of Contributed Equity

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Options and Warrants

Options and Warrants do not entitle the holder to receive dividends or to vote at a meeting of the Company. Options and warrants may be exercised at any time from the date they vest to the date of their expiry. Share options convert into ordinary shares on a one for one basis on the date they are exercised. Warrants convert into ordinary shares, one warrant for ten ordinary shares on the date they are exercised. US share options convert into ordinary shares on a one for ten basis on the date they are exercised.

	Consolidated	Company	
	2005 $	**2005 $**	2004 $
NOTE 13. RESERVES			
Asset Revaluation Reserve	**14,661,942**	**14,661,942**	14,661,942

The asset revaluation reserve arose as a result of the revaluation of intangibles during the year ended 30 June 1999. Following the adoption in the year ended 30 June 2001 of AASB 1041 'Revaluation of Non-Current Assets' the Company has reverted to the cost basis of accounting for intangibles and no further revaluations have been made.



	Consolidated	Company	
	2005	2005	2004
	$	$	$
NOTE 14. ACCUMULATED LOSSES			
Balance at beginning of year	**(25,464,876)**	**(25,464,876)**	(15,579,262)
Net loss for the year	**(25,008,597)**	**(24,933,300)**	(9,885,614)
Balance at end of year	**(50,473,473)**	**(50,398,176)**	(25,464,876)
NOTE 15. STATEMENT OF CASH FLOWS			
(a) Reconciliation of Cash Flows from Operating Activities with Operating Loss after Income Tax			
Operating Loss after Income Tax	**(25,008,597)**	**(24,933,300)**	(9,885,614)
Non Cash Movements			
- Amortisation	**1,100,004**	**1,100,004**	1,100,004
- Depreciation	**65,223**	**63,938**	95,002
- Non-cash share and option issues in consideration of operating expenses	**439,457**	**439,457**	983,305
- Foreign Exchange Losses	**1,362,572**	**1,360,933**	182,768
- Impairment of intangible assets	**10,388,339**	**10,388,339**	-
- Impairment of inter-company loan	-	**1,222,837**	-
Changes in assets and liabilities			
- Decrease/(increase) in payables	**665,231**	**467,581**	2,120,733
- (Increase)/decrease in receivables	**(81,559)**	**(81,559)**	50,906
- (Increase)/decrease in prepayments	**(422,396)**	**(422,396)**	(20,407)
- Increase/(decrease) in provision for employee entitlements	**72,913**	**72,913**	25,883
Cash Flows used in Operating Activities	**(11,418,813)**	**(10,321,253)**	(5,347,420)
(b) Reconciliation of cash			
Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to items in the Statement of Financial Position as follows:			
- Cash at bank $A	**195,080**	**195,080**	1,299,807
- Cash at bank $US	**585,402**	**465,489**	7,231,786
- Cash at bank £GBP	**382,595**	**382,595**	-
- Commercial Bill	**9,000,000**	**9,000,000**	-
- Term Deposit $A	**4,622,995**	**4,622,995**	1,630,000
- Term Deposit $US	**6,667,232**	**6,667,232**	19,418,805
	21,453,304	**21,333,391**	29,580,398

(c) Non-cash Financing and Investing Activities

See note 12 for details regarding issues of shares, options and warrants to consultants, employees and directors in lieu of payment for services.

NOTE 16. SUBSEQUENT EVENTS

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.



	Consolidated	Company
	2005	2004
	cents	cents
NOTE 17. EARNINGS PER SHARE		
Basic earnings/(loss) per share	**(20.37)**	(13.06)
Diluted earnings/(loss) per share	**(20.37)**	(13.06)
The following reflects the income and share data used in the calculations of basic and diluted loss per share.		
Net loss used in calculation of basic & diluted Earnings Per Share	**(25,008,597)**	(9,885,614)
Weighted average number of ordinary shares on issue during the financial year used in the calculation of basic earnings/(loss) per share	**122,754,061**	75,701,818

Options and warrants are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share.

The options and warrants on issue do not have the effect to dilute the earnings per share. Therefore they have been excluded from the calculation of diluted earnings per share.

NOTE 18. DIRECTORS' AND EXECUTIVES' REMUNERATION

(a) The Directors and Executives information has been prepared in accordance with AASB 1046 Directors and Executives Disclosures by Disclosing Entities :

Specified Directors of Prana Biotechnology Ltd during the year:

Geoffrey Kempler	Executive Chairman CEO Re-appointed 16 June 2005
Colin Masters	Executive Director
George Mihaly	Non-Executive Director
Brian Meltzer	Non-Executive Director
Jonas Alsenas	Executive Director CEO Appointed 9 August 2004 Stepped down 16 June 2005

Specified Executives of Prana Biotechnology Ltd during the year:

Ross Murdoch	President and Chief Operating Officer
Dianne Angus	Senior Vice President of IP Licensing and Research
Richard Revelins	Company Secretary and CFO

Remuneration of all Executive and Non-executive Directors, Officers and Employees of the Company is determined by the Board following recommendation by the Remuneration Committee.

The Company is committed to remunerating Senior Executives in a manner that is market-competitive and consistent with 'Best Practice' including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the executives' position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-Executive Directors do not receive performance based bonuses and prior Shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

(b) Specified Directors' and Specified Executives' Remuneration

2005 Specified Directors' remuneration	**Base Fee**		**Bonus**	**Superannuation**	**Other [2]**	**Equity [3]**	**Total**
	Cash $	**Shares $**	**$**	**$**	**$**	**$**	**$**
Geoffrey Kempler	262,197	-	-	26,220	-	49,562	337,979
Colin Masters [1]	75,000	40,000	-	-	-	-	115,000
George Mihaly [1]	75,000	40,000	-	-	-	14,869	129,869
Brian Meltzer [1]	50,000	40,000	-	-	-	14,869	104,869
Jonas Alsenas	264,092	-	-	-	432,266	1,515,434	2,211,792
	726,289	**120,000**	**-**	**26,220**	**432,266**	**1,594,734**	**2,899,509**

1 The base fee includes the issue of 83,333 shares each as approved at the 2004 AGM valued at $40,000 at date of issue.

2 Payment relates to Jonas Alsenas stepping down as CEO per the Separation Agreement and General Release.

3 This equity was issued as per the AGM held on 17 November 2004. Below under "Remuneration Options" is further detail. As per Australian accounting standards the options issued to the Directors were valued at grant date. As a result, the value does not reflect the current market price of the Company's shares. The Board believes that if the options were valued in today's market, they would have minimal intrinsic value given the exercise price and the current market price of the Company's shares.

NOTE 18. DIRECTORS' AND EXECUTIVES' REMUNERATION (CONTINUED)

The following Director was under contract at 30 June 2005:

	Duration	Notice Requirements	Termination
Geoffrey Kempler	Until termination by either party	For Good Reason Mr Kempler may terminate with 30 days notice	*pay remuneration entitlements up to 1 June 2010 *accrued entitlements, bonuses and equity issues *accelerate the vesting of any unvested options
		Without Good Reason Mr Kempler may terminate with 90 days notice	*Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Company may terminate with 90 days notice	*pay remuneration entitlements up to 1 June 2010 *accrued entitlements, bonuses and equity issues *accelerate the vesting of any unvested options
		With Cause the Company may terminate without notice	*Bonus pro-rated only if termination occurs in 1st year

2005 Specified Executives' remuneration	Base Fee	Bonus	Superannuation	Other	Equity	Total
	$	$	$	$	$	$
Ross Murdoch [3]	275,000	-	24,750	-	-	299,750
Dianne Angus [1,3,4]	170,000	10,000	16,200	-	2,670	198,870
Richard Revelins [2]	60,000	-	-	-	110,000	170,000
	505,000	**10,000**	**40,950**	**-**	**112,670**	**668,620**

1 The equity amount relates to equity issued in the year ended 30 June 2004 that vested in the current financial year.

2 The equity amount relates to 500,000 options issued to Mr Revelins for his services as CFO valued at grant date.

3 No equity received by these executives during the year.

4 Base Fee includes additional hours worked above 4 days per week and bonus was paid in recognition of additional work not otherwise remunerated in respect of the PBT1 patent dispute and clinical trial advancement.

There were only 3 executives in the company and consolidated entity during 2005.

The following Senior Executives were under contract at 30 June 2005:

Mr. R. Murdoch has a contract dated 31 May 2004 which provides for a base annual salary of $275,000 plus superannuation at a rate of 9% and Options in the Company to the value of 25% of the base salary per annum based on the achievement of performance milestones. The terms and conditions of the issue of Options may be subject to change in future years as the Company develops its remuneration policies. The term of the employment contract is for a period of 3 years commencing on 29 May 2002. As the period has expired, the employment contract will continue until termination by either party. The employment contract can be terminated on 4 months notice. Accrued entitlements are payable upon termination. In the case of redundancy, 9 months salary is payable and all options will vest immediately.

Ms D. Angus has a contract dated 21 October 2003 and then amended in September 2004 which provides for a base annual salary of $165,000 plus superannuation at a rate of 9% and Options in the Company to the value of 20% of the base salary per annum based on the achievement of performance milestones. The terms and conditions of the issue of Options may be subject to change in future years as the Company develops its remuneration policies. The term of the employment contract is for a period of 3 years commencing on 1 August 2002. As the period has expired, the employment contract will continue until termination by either party. The employment contract can be terminated on 4 months notice. Accrued entitlements are payable upon termination. In the case of redundancy, 9 months salary is payable and all options will vest immediately.



NOTE 18. DIRECTORS' AND EXECUTIVES' REMUNERATION (CONTINUED)

	Primary		Post Employment	Equity	Total
2004 Specified Directors' remuneration	**Base Fee $**	**Consultant Fee $**	**Super $**	**Options $**	**$**
Geoffrey Kempler	266,818	-	18,182	-	285,000
Jonas Alsenas	32,365	-	-	-	32,365
Colin Masters [1]	40,000	8,333	-	-	48,333
George Mihaly [1]	40,000	78,858	347	-	119,205
Brian Meltzer [1]	40,000	50,000	-	-	90,000
	419,183	137,191	18,529	-	574,903

1 The base fee was paid by issue of 83,333 shares each as approved at the 2003 AGM valued at $40,000 at date of issue.

	Primary		Post Employment	Equity	Total
2004 Specified Executives' remuneration	**Base Fee $**	**Consultant Fee $**	**Super $**	**Options $**	**$**
Ross Murdoch	235,417	-	21,188	100,748	357,353
Dianne Angus	151,827	-	13,665	31,751	197,243
	387,244	-	34,853	132,499	554,596

There were only 2 executive officers of the Company during 2004.

(c) Remuneration Options

Services and performance criteria used to determine the amount of remuneration is disclosed in Note 24.

2005 Options Granted as Remuneration	Granted No.	Grant Date	Value per option at Grant Date	Exercise Price	First Exercise Date	Last Exercise Date
Directors:						
Geoffrey Kempler [1]	1,000,000	17 December 2004	$0.51	-	After 17 December 2005, if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010
George Mihaly [1]	300,000	17 December 2004	$0.51	-	After 17 December 2005, if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010
Brian Meltzer [1]	300,000	17 December 2004	$0.51	-	After 17 December 2005, if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010
Jonas Alsenas [2,3]	380,000	17 November 2004	US$3.08 AUD$3.99	US$5.00	14 June 2005	17 December 2012
	1,980,000					
Specified Executives:						
Richard Revelins [2]	500,000	21 February 2005	$0.22	$0.50	21 February 2005	17 December 2007

1 The Barrier Pricing Model was used to calculate the value of these options at grant date, being 17 December 2004.

2 The Black Scholes Model was used to calculate the value of these options at the grant date, being 17 November 2004 and 21 February 2005.

3 The options issued to Jonas Alsenas are exercisable into ADR's (1 US option converts into 1 NASDAQ ADR = 10 ASX shares).

NOTE 18. DIRECTORS' AND EXECUTIVES' REMUNERATION (CONTINUED)

2004

Options Granted as Remuneration	Granted No.	Grant Date	Value per option at Grant Date using Black Scholes	Exercise Price	First Exercise Date	Last Exercise Date
Specified Executives:						
Ross Murdoch	50,000	6 June 2003	$0.345	$0.50	31 May 2004	30 June 2005
Ross Murdoch	15,000	6 June 2003	$0.345	$0.50	25 December 2003	30 June 2004
Ross Murdoch	166,667	15 Sept 2003	$0.483	$0.50	31 May 2004	30 June 2005
Dianne Angus	20,000	6 June 2003	$0.345	$0.50	1 August 2003	30 June 2005
Dianne Angus	10,000	6 June 2003	$0.345	$0.50	25 December 2003	30 June 2005
Dianne Angus	58,000	15 Sept 2003	$0.483	$0.50	1 August 2004	30 June 2005
	319,667					

	Consolidated 2005 $	Company 2005 $	Company 2004 $
NOTE 19. AUDITORS' REMUNERATION			
Auditors of the parent entity			
Amounts received or due and receivable by the auditors of the Company for:			
- audit or review of the financial report	**175,481**	**175,481**	92,663
- taxation services	**11,631**	**11,631**	59,580
- *other services - grant audits*	**14,920**	**14,920**	6,900
	202,032	**202,032**	159,143
NOTE 20. RELATED PARTY AND SENIOR EXECUTIVE DISCLOSURES			
Details of Directors and Senior Executives Remuneration are disclosed in note 18 to the financial statements.			
Director related entity transactions			
Kendle Pty Ltd, a Director-related company to G. Mihaly until December 2004, provided continuous analysis and reviews of the Company's commercialisation and intellectual property management as well as clinical trial management and monitoring (on normal commercial terms and conditions). Fees paid to Kendle Pty Ltd have been included up to 31 December 2004.	**577,757**	**577,757**	379,045
Amount owing to Kendle Pty Ltd (included in Payables, inclusive of GST)	**N/A**	**N/A**	53,039
Aroma Science Pty Ltd, a Director-related company to G Kempler, provided office, computer administration and meeting facilities (on normal commercial terms and conditions) up until 30 June 2004. Fees paid to Aroma Science Pty Ltd during the year were:	**-**	**-**	81,470
Amount owing to Aroma Science Pty Ltd (included in Payables, inclusive of GST)	**-**	**-**	-

All dealings with Directors have been entered into with terms and conditions no more favourable than those that the entity would have adopted if dealing at arm's length.



NOTE 20. RELATED PARTY AND SENIOR EXECUTIVE DISCLOSURES (CONTINUED)

Directors and Senior Executives Equity Holdings

Number of Shares held by Directors and Senior Executives:

	Balance 1.7.04	Received as Remuneration	Options Exercised	Net Change Other	Balance 30.6.05
	No.	No.	No.	No. [1]	No
Specified Directors					
Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Colin Masters	101,333	83,333	-	-	184,666
George Mihaly	143,333	83,333	-	-	226,666
Brian Meltzer	243,333	83,333	-	-	326,666
Specified Executives					
Ross Murdoch	50,000	-	-	-	50,000
Dianne Angus	-	-	-	-	-
Richard Revelins	42,808	-	-	-	42,808

1 "Net Change Other" refers to shares purchased or sold during the financial year.

Number of Options held by Directors and Senior Executives:

	Balance 1.7.04	Granted as Remuneration	Options Expired	Options Exercised	Net Change Other	Balance 30.6.05	Total Exercisable 30.6.05	Total Not Exercisable 30.6.05
	No.	No.	No.	No.	No. [1]	No.	No.	No.
Specified Directors								
Geoffrey Kempler	9,167,500	1,000,000	(1,877,500)	-	(7,290,000)	1,000,000	-	1,000,000
Colin Masters	1,000,000	-	(1,000,000)	-	-	-	-	-
George Mihaly	300,000	300,000	-	-	(300,000)	300,000	-	300,000
Brian Meltzer	300,000	300,000	(300,000)	-	-	300,000	-	300,000
Specified Executives								
Ross Murdoch	281,667	-	(281,667)	-	-	-	-	-
Dianne Angus	88,000	-	(88,000)	-	-	-	-	-
Richard Revelins	50,000	500,000	(50,000)	-	-	500,000	500,000	-

1 "Net Change Other" refers to options sold during the financial year.

NOTE 21. EXPENDITURE COMMITMENTS

The Company entered into a 10 year contract with Professor Ashley Bush commencing 1 February 2003 which includes a payment of US$100,000 per annum for 10 years increasing at US CPI (for the purposes of disclosure below this has been estimated at 2.225% per annum) on the anniversary of the contract.

The Company moved premises in June 2004 and entered into a lease for a 3 year period totalling $306,781.

The CFO Solution provides administrative support at a rate of $15,000 per month which can be terminated with 3 months' notice by either party.

The Company has contacts with various consultants that are payable within less than one year.

The Company has also entered into a contract with Geoffrey Kempler. For details of his contract refer to Note 18.



	Consolidated	Company	
	2005	**2005**	2004
	$	**$**	$

NOTE 21. EXPENDITURE COMMITMENTS (CONTINUED)

Expenditure Commitments:			
Less than one year	**791,697**	**791,697**	1,217,628
One to five years	**2,339,360**	**2,339,360**	849,668
Five plus years	**212,505**	**212,505**	659,280
	3,343,562	**3,343,562**	2,726,576

NOTE 22. SEGMENT INFORMATION

The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

NOTE 23. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The consolidated entity's exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

2005	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate
		1 year or less	1-5 years			
FINANCIAL ASSETS	$	$	$	$	$	
Cash	1,162,877	20,290,227	-	200	21,453,304	4.57%
Receivables	-	-	-	174,476	174,476	-
	1,162,877	20,290,227	-	174,676	21,627,780	
FINANCIAL LIABILITIES						
Payables	-	-	-	2,571,181	2,571,181	-
Provisions	-	-	-	123,802	123,802	-
	-	-	-	2,694,983	2,694,983	
2004						
FINANCIAL ASSETS						
Cash	8,531,393	21,048,805	-	200	29,580,398	0.89%
Receivables	-	-	-	92,917	92,917	-
	8,531,393	21,048,805	-	93,117	29,673,315	
FINANCIAL LIABILITIES						
Payables	-	-	-	2,661,950	2,661,950	-
Provisions	-	-	-	50,889	50,889	-
	-	-	-	2,712,839	2,712,839	

(b) Credit risk

Credit risk represents the accounting loss that would be recognised if counterparties failed to perform as contracted. The credit risk on financial assets is the carrying amount net of any provision for doubtful debts.

(c) Net Fair Values of Financial Assets and Liabilities

The carrying amount of financial assets and financial liabilities recorded in the financial statements approximate their fair value

(d) Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.



NOTE 23. FINANCIAL INSTRUMENTS (CONTINUED)

(d) Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

NOTE 24. EMPLOYEE INCENTIVE SCHEME

At the Annual General Meeting held on 22 November 2000, Shareholders approved the establishment of an Employee Share Incentive Scheme designed to reward Executives, Employees and/or Consultants for their contributions to the Company. It was also proposed as a method of retaining key personnel for the growth and development of the Company's intellectual property rights. The options could not be transferred and were not quoted on the Australian Stock Exchange. At 30 June 2005 there were 3 executives, 4 employees and 5 consultants participating in the scheme. All options were issued with an exercise price of $0.50 and expired on 30 June 2005.

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. As per the previous plan, the plan is to be used as a method of retaining key personnel for the growth and development of the consolidated entity's intellectual property rights. Due to the consolidated entity's US presence, a US plan and an Australian plan were developed. During the year ended 30 June 2005 equity was issued to 1 previous Director while a director under the US plan and 4 Directors and 3 consultants under the Australian plan.

Information with respect to the number of shares and options granted under each plan is as follows:

	Company	
	2005	2004
	$	$
Employee Share Incentive Scheme 2000		
Beginning of the financial year (i)	**897,167**	555,000
Issued during the year (ii)	**-**	792,167
Exercised during the year (iii)	**-**	(450,000)
Expired during the year (iv)	**(897,167)**	-
End of the financial year	**-**	897,167

(i) Balance at the Beginning of the Financial Year 2005

Details	Number	Escrow Date	Expiry Date	Exercise Price
Issued 27 June 2001	10,000	-	30 June 2005	$0.50
Issued 7 March 2002	200,000	1/3 May 2001 1/3 May 2002 1/3 May 2003	30 June 2005	$0.50
Issued 10 July 2002	100,000	1/3 May 200 1/3 May 2002 1/3 May 2003	30 June 2005	$0.50
Issued 31 October 2002	100,000	-	30 June 2005	$0.50
Issued 6 June 2003	50,000	-	30 June 2005	$0.50
Issued 6 June 2003	50,000	31 May 2004	30 June 2005	$0.50
Issued 6 June 2003	25,000	25 December 2004	30 June 2005	$0.50
Issued 6 June 2003	20,000	1 August 2003	30 June 2005	$0.50
Issued 8 August 2004	10,000	Various	30 June 2005	$0.50
Issued 15 September 2003	262,167	Various	30 June 2005	$0.50
Issued 27 November 2003	50,000	-	30 June 2005	$0.50
Issued 5 December 2003	20,000	5 December 2003	30 June 2005	$0.50
	897,167			

(iv) Expired during the Financial Year 2005

See note(i), Balance at the Beginning of the Financial Year 2005.

NOTE 24. EMPLOYEE INCENTIVE SCHEME (CONTINUED)

See note (i), Balance at the Beginning of the Financial Year 2005.

(i) Balance at the Beginning of the Financial Year 2004

Details	Number	Escrow Date	Expiry Date	Exercise Price
Issued 27 June 2001	10,000	-	30 June 2005	$0.50
Issued 7 March 2002	200,000	1/3 May 2001 1/3 May 2002 1/3 May 2003	30 June 2005	$0.50
Issued 10 July 2002	100,000	1/3 May 2001 1/3 May 2002 1/3 May 2003	30 June 2005	$0.50
Issued 31 October 2002	100,000	-	30 June 2005	$0.50
Issued 6 June 2003	50,000	-	30 June 2005	$0.50
Issued 6 June 2003	50,000	31 May 2004	30 June 2005	$0.50
Issued 6 June 2003	25,000	25 December 2004	30 June 2005	$0.50
Issued 6 June 2003	20,000	1 August 2003	30 June 2005	$0.50
	555,000			

(ii) Issued during the Financial Year 2004

Details	Number	Escrow Date	Expiry Date	Exercise Price
Issued 8 August 2004	10,000	Various	30 June 2005	$0.50
Issued 15 September 2003	262,167	Various	30 June 2005	$0.50
Issued 27 November 2003	500,000	-	30 June 2005	$0.50
Issued 5 December 2003	20,000	5 December 2003	30 June 2005	$0.50
	792,167			

(iii) Exercised during the Financial Year 2004

Details	Number	Grant Date	Expiry/Exercise Date	Exercise Price	Fair Value at Exercise Date
Exercised 20 April 2004	250,000	27 November 2003	30 June 2005	$0.50	$1.03
Exercised 22 April 2004	200,000	27 November 2003	30 June 2005	$0.50	$1.05
	450,000				

	Company	
	2005 No.	2004 No.
2004 EMPLOYEES, DIRECTORS AND CONSULTANTS SHARE AND OPTION PLAN - SHARES		
Beginning of the financial year	-	-
Issued during the year (i)	**428,439**	-
End of the financial year	**428,439**	-

(i) Issued during the Financial Year 2005

Details	No.
Issued 17 December 2004 to Directors	249,999
Issued 21 February 2005 to a Consultant	178,440
	428,439



	Company	
	2005 No.	2004 No.

NOTE 24. EMPLOYEE INCENTIVE SCHEME (CONTINUED)

2004 EMPLOYEES, DIRECTORS AND CONSULTANTS SHARE AND OPTION PLAN - OPTIONS

	2005 No.	2004 No.
Beginning of the financial year	-	-
Issued during the year (i)	**2,700,000**	-
End of the financial year	**2,700,000**	-

(i) Issued during the Financial Year 2005

Details	Number	Escrow Date	Expiry Date	Exercise Price
Issued 17 December 2004 to Directors	1,600,000	After 17 December 2005, if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010	-
Issued 17 December 2004 to a Consultant	200,000	-	17 December 2007	$0.50
Issued 17 December 2004 to a Consultant	400,000	Vest quarterly over the 3 year period	17 December 2007	$0.50
Issued 21 February 2005 to an Executive	500,000	-	17 December 2007	$0.50
	2,700,000			

Options issued carry no dividend rights or rights to vote.

	Company	
	2005 No.	2004 No.

2004 ADS OPTION PLAN - OPTIONS

	2005 No.	2004 No.
Beginning of the financial year	-	-
Issued during the year (i)	**380,000**	-
End of the financial year [1]	**380,000**	-

(i) Issued during the Financial Year 2005

Details	Number	Escrow Date	Expiry Date	Exercise Price
Issued 17 December 2004 to a Director [1]	380,000	14 June 2005	17 December 2012	US$5.00

1 These options are exercisable into ADR's (1 US option converts into 1 NASDAQ ADR = 10 ASX shares).

The difference between the total market value of options issued during a financial year at the date of issue, and the total amount received from executives and employees is not recognised in the financial statements except for the purposes of determining director and executive remuneration in respect of that financial year as detailed in the Remuneration Report and Note 18 of the financial statements. The benefit to consultants is recognised in the financial statements over the period in which the services are provided.

NOTE 25. CONTINGENT LIABILITIES

The consolidated entity is not involved in any legal or arbitration proceedings and, so far as Directors are aware, no such proceedings are pending or threatened against the consolidated entity.

NOTE 26. COMPANY DETAILS

Prana Biotechnology Limited is a listed public company, incorporated and operating in Australia.
The registered office of the Company is Suite 2, 1233 High Street, Armadale, Victoria, 3143, Australia, Telephone (613) 9824-8166.
The principal place of business is Level 2, 369 Royal Parade, Parkville, Victoria, 3052, Australia, Telephone (613) 9349-4906



The Directors declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(b) in the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

(c) the directors have been given the declarations required by s.295A of the Corporations Act 2001

Signed in accordance with a resolution of the Directors made pursuant to s.295(5) of the Corporations Act 2001.

Geoffrey Kempler
Executive Chairman
Melbourne, 30 September 2005

INDEPENDENT AUDIT REPORT

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Prana Biotechnology Limited (the company) and the consolidated entity, for the financial year ended 30 June 2005 as set out on pages 11 to 49. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Prana Biotechnology Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.



DELOITTE TOUCHE TOHMATSU

C J Biermann
Partner
Chartered Accountants

Melbourne, 30 September 2005



NUMBER OF HOLDERS OF EQUITY SECURITIES

Ordinary Shares

- 128,144,260 fully paid ordinary shares are held by 2,028 individual shareholders.
- All ordinary shares carry one vote per share.

Options and Warrants

- 200,000 options exercisable on or before 1 October 2005 at $0.50 are held by 1 individual shareholder
- 825,000 options exercisable on or before 1 February 2007 at $0.50 are held by 1 individual shareholder
- 1,100,000 options exercisable on or before 17 December 2007 at $0.50 are held by 3 individual shareholders
- 1,600,000 options exercisable on or before 30 June 2010 at $0.00 are held by 3 individual shareholder
- 380,000 options exercisable on or before 17 December 2012 at US$5.00, convertible to 380,000 ADRS (1 US option converts into 1 NASDAQ ADR = 10 ASX shares) are held by 1 individual shareholder
- 3,320,000 warrants exercisable on or before 4 June 2009 at US$8.00, convertible to 3,320,000 ADRS (1 US option converts into 1 NASDAQ ADR = 10 ASX shares) are held by 41 individual shareholders
- Options and warrants do not carry a right to vote. Voting rights will be attached to the unissued shares when the options and warrants have been exercised.

DISTRIBUTION OF HOLDERS IN EACH CLASS OF EQUITY SECURITIES

	Fully paid Ordinary Shares
1 – 1,000	403
1,001 – 5,000	786
5,001 – 10,000	372
10,001 – 100,000	419
100,001 – and over	48
	2,028

Number of holders of less than a marketable parcel: 781

TWENTY LARGEST HOLDERS OF QUOTED SECURITIES

		Fully paid ordinary shares	
	Shareholder	Number	%
1	Anz Nominees Limited Cash Income A/c	59,086,421	46.11
2	Jagen Nominees Pty Ltd	14,008,500	10.93
3	Baywick Pty Ltd	13,965,000	10.90
4	Merrill Lynch (Australia) Nominees Pty Ltd	4,070,376	3.18
5	Westpac Custodian Nominees Ltd	3,466,751	2.71
6	Nrb Developments Pty Ltd	2,970,000	2.32
7	Neurotransmission Pty Ltd	2,625,000	2.05
8	P N Gerolymatos Sa	1,350,000	1.05
9	Citicorp Nominees Pty Ltd	1,131,210	0.88
10	National Nominees Ltd	641,350	0.50
11	Mr Nicholas Charles Richards	425,000	0.33
12	Berkshire Nominees Pty Ltd Berkshire Family A/C	400,000	0.31
13	Yambali Pty Ltd Joe Zeaiter A/C	400,000	0.31
14	Dr Christopher Ian Belyea Ms Pamela Mary Tate Super Fund A/C	290,000	0.23
15	Mr David Bartash	282,925	0.22
16	Tenth Kusim Pty Ltd	279,475	0.22
17	Ms Eva Fay Migdal	255,517	0.20
18	Bluscan Pty Ltd	244,321	0.19
19	J P Morgan Nominees Australia Ltd	200,836	0.16
20	Mrs Sonia Mary Kempler	200,660	0.16
		106,293,342	82.96

UNQUOTED EQUITY SECURITIES HOLDINGS GREATER THAN 20%

-

SUBSTANTIAL SHAREHOLDERS

The names of substantial shareholders who have notified the Company in accordance with Section 671B of the Corporations Law are:

Substantial Shareholder	Number of Shares
Baywick Pty Ltd	17,055,000
Jagen Nominees Pty Ltd	14,008,500

SHAREHOLDER ENQUIRIES

Shareholders with enquiries about their shareholdings should contact the Share Registry, Computershare Investor Services Pty Ltd
Phone 1300 850 505
Overseas Holders: +61 3 9415 4000
Fax +61 3 9473 2500
Website www.computershare.com
Email web.queries@computershare.com.au

Change of Address, Change of Name, Consolidation of Shareholdings

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

Removal from the Annual Report Mailing List

Shareholders who do not wish to receive the Annual Report should advise the Share Registry in writing. These shareholders will continue to receive all other shareholder information.

Tax File Numbers

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

CHESS

(Clearing House Electronic Subregister System)

Shareholders wishing to move to uncertificated holdings under the Australian Stock Exchange CHESS system should contact their stockbroker.

Uncertificated Share Register

Shareholding statements are issued at the end of each month in which there is a transaction that alters the balance of your holding.

Website

Shareholders wishing to access specific information about their holding can visit the Share Registry's website at www.computershare.com

Directors

Geoffrey Kempler
Executive Chairman and CEO

Colin Masters
Executive Director

Brian Meltzer
Non-Executive Director

George Mihaly
Non-Executive Director

Peter Marks
Non-Executive Director

Secretary

Richard Revelins

Principal Office

Level 2, 369 Royal Parade
Parkville Victoria 3052 Australia

Tel: (613) 9349 4906
Fax: (613) 9348 0377

Registered Office

Suite 2, 1233 High Street
Armadale Victoria 3143 Australia

Tel: (613) 9824 8166
Fax: (613) 9824 8161

Auditors

Deloitte Touche Tohmatsu
Chartered Accountants
180 Lonsdale Street
Melbourne Victoria 3000 Australia

Solicitors

Oakley Thompson & Co
Level 17, 500 Collins Street
Melbourne Victoria 3000 Australia

Share Registry

Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067 Australia

Securities Quoted

Australian Stock Exchange
Code - PBT (shares)

NASDAQ (North American Dealers Automated Quotation)
Code - PRAN (ADR's)

Website

www.pranabio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited



/s/ Geoffrey Kempler
By: Geoffrey Kempler
Chief Executive Officer

Date: October 5, 2005